Exhibit 2.1

GRAN TIERRA ENERGY INC.

AND

PETROAMERICA OIL CORP.

ARRANGEMENT AGREEMENT

November 12, 2015

TABLE OF CONTENTS

Article 1
INTERPRETATION

1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc.	15
1.3	Number, etc.	15
1.4	Capitalized Terms	15
1.5	Date for Any Action	15
1.6	Entire Agreement	16
1.7	Currency	16
1.8	Certain Phrases and References, etc.	16
1.9	Accounting Matters	16
1.10	Disclosure in Writing	16
1.11	References to Legislation	17
1.12	Enforceability	17
1.13	Knowledge	17
1.14	Interpretation Not Affected by Party Drafting	17
1.15	Schedules	17

Article 2
THE ARRANGEMENT AND MEETING

2.1	Plan of Arrangement	18
2.2	Interim Order, Final Order, etc.	18
2.3	Petroamerica Meeting and Circular	20
2.4	Court Proceedings	23
2.5	Petroamerica Board Recommendation	23
2.6	Petroamerica Fairness Opinion	23
2.7	Regulatory Matters	24
2.8	Treatment of Petroamerica Options and Petroamerica SARs	24
2.9	Officers and Employees	26
2.10	Public Communications	27
2.11	Indemnities and Directors’ and Officers’ Insurance	27
2.12	Tax Withholdings	28
2.13	Articles of Arrangement.	28
2.14	Closing.	28
2.15	Effective Date	28
2.16	U.S. Securities Laws	28
2.17	List of Securityholders	29

Article 3
COVENANTS

3.1	Covenants of the Purchaser	29
3.2	Covenants of Petroamerica	32
3.3	Mutual Covenants Regarding the Arrangement	38
3.4	Petroamerica’s Covenants Regarding Non-Solicitation	39

( i )

3.5	Access to Information	44
3.6	Resignations;	45
3.7	Pre-Acquisition Reorganization	45
3.8	Privacy Issues	46

Article 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of the Purchaser	48
4.2	Representations and Warranties of Petroamerica	60

Article 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent	81
5.2	Additional Conditions to Obligations of the Purchaser	82
5.3	Additional Conditions to Obligations of Petroamerica	84
5.4	Notice and Effect of Failure to Comply with Conditions	85
5.5	Satisfaction of Conditions	86

Article 6
AMENDMENT

6.1	Amendment	86
6.2	Waiver	86

Article 7
TERMINATION

7.1	Termination	87
7.2	Termination Fee	89
7.3	Effect of Termination/Survival	91

Article 8
NOTICES

8.1	Notices	91

Article 9
GENERAL

9.1	Assignment and Enurement	93
9.2	Costs	93
9.3	Severability	93
9.4	Further Assurances	93
9.5	Time of Essence	93
9.6	Governing Law	93
9.7	Third Party Beneficiaries	94
9.8	Injunctive Relief	94
9.9	Counterparts	94
9.10	Survival	94

( ii )

ADDENDA

SCHEDULE A PLAN OF ARRANGEMENT

SCHEDULE B ARRANGEMENT RESOLUTION

( iii )

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 12th day of November, 2015,

BETWEEN:

GRAN TIERRA ENERGY INC., a corporation existing under the laws of the State of Nevada (the “Purchaser”)

- and -

PETROAMERICA OIL CORP., a corporation existing under the laws of the Province of Alberta (“Petroamerica”)

WHEREAS the Parties wish to propose an arrangement involving Petroamerica and the Petroamerica Shareholders whereby the Purchaser will acquire all of the issued and outstanding Petroamerica Shares;

AND WHEREAS the Parties intend to carry out the transactions contemplated by this Agreement by way of an arrangement under the provisions of the ABCA;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties do hereby covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a)	“ABCA” means the Business Corporations Act (Alberta).

(b)	“Acquisition Proposal” means other than the transactions contemplated by this Agreement, any offer, proposal or inquiry (written or oral) from any person or group of persons “acting jointly or in concert” (within the meaning of MI 62-104) other than the Purchaser relating to: (i) any direct or indirect sale or disposition (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets of Petroamerica and its subsidiaries; (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a person or group of persons “acting jointly or in concert (within the meaning of MI 62-104) beneficially owning 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for such securities) of Petroamerica; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or winding up involving Petroamerica or any of its material subsidiaries; or (iv) any other similar transaction or series of transactions involving Petroamerica or any of its subsidiaries, the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Arrangement.

(c)	“Affiliate” has the meaning ascribed thereto in the Securities Act.

(d)	“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Arrangement Agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof.

(e)	“ANH” means the Agencia Nacional de Hidrocarburos, or National Hydrocarbon Agency, an agency of the Colombian government.

(f)	“Applicable Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant, approval, permission, authority or license of any Governmental Authority as are applicable to a Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or its business, undertaking, property or securities and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Authority. For greater clarity, “Applicable Laws” includes Environmental Laws and Securities Laws.

(g)	“Arrangement” means an arrangement under Section 193 of the ABCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and Petroamerica, each acting reasonably.

(h)	“Arrangement Resolution” means the special resolution to approve the Arrangement to be considered by the Petroamerica Shareholders at the Petroamerica Meeting, substantially in the form of Schedule B.

(i)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Section 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement.

(j)	“Authorization” means, with respect to any person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Authority having jurisdiction over the person.

(k)	“AV Financing Agreement” means the agreement between AV Securities Inc. and Petroamerica dated October 27, 2015 regarding a proposed private placement of units of Petroamerica to raise aggregate gross proceeds of U.S.$20 million.

(l)	“Black Spruce” means Black Spruce Merchant Capital Corp., financial advisor to Petroamerica.

(m)	“Business Day” means any day, other than Saturday, Sunday or a statutory holiday in the Province of Alberta.

(n)	“Canadian Securities Laws” means the Securities Act and any other applicable provincial securities laws.

(o)	“Certificate” means the certificate or proof of filing to be issued by the Registrar pursuant to Section 193(11) or (12) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement.

(p)	“CFPOA” has the meaning ascribed thereto in Section 4.1(rr).

(q)	“Circular” means the notice of the Petroamerica Meeting and the accompanying management proxy circular and proxy statement to be sent by Petroamerica to the Petroamerica Shareholders in connection with the Petroamerica Meeting, together with all appendices, schedules and exhibits thereto and any financial statements contained therein, and any amendments or supplements thereto.

(r)	“Court” means the Court of Queen’s Bench of Alberta.

(s)	“Depositary” means Computershare Trust Company of Canada or such other person that may be appointed by the Purchaser for the purpose of receiving deposits of certificates formerly representing Petroamerica Shares with the approval of Petroamerica, acting reasonably.

(t)	“Documents of Title” means: (i) the E&P Contracts of Petroamerica and its subsidiaries; (ii) all agreements of Petroamerica and its subsidiaries relating to the ownership or operation of its Oil and Gas Assets entered into in the normal course of business, including: joint operating agreements, operating procedures, unit agreements and unit operating agreements; agreements for the construction, ownership and operation of gas plants, pipelines, gas gathering systems and similar facilities; pooling agreements, royalty agreements, farmin agreements, farmout agreements and participation agreements; trust agreements. agreements respecting the gathering, measurement, processing, compression or transportation of Hydrocarbons; seismic data; licensing agreements; well operating contracts; and surface leases, pipeline easements, road use agreements and other contracts granting surface rights; and (iii) all Authorizations of Petroamerica and its subsidiaries issued or granted by any Governmental Authority pertaining to the ownership or operation of its Oil and Gas Assets or the gathering, processing, treatment, storage, measurement, transportation or sale of the production of Hydrocarbons from its Oil and Gas Assets.

(u)	“Disclosing Party” has the meaning ascribed thereto in Section 3.8(a).

(v)	“Dissent Rights” means the rights of dissent made available to Petroamerica Shareholders in respect of the Arrangement described in the Plan of Arrangement and the Interim Order.

(w)	“E&P Contract” means a Contrato de Exploracion y Produccion de Hidrocarburos or any other concession, Authorization, production sharing, participation or similar arrangement with the ANH, EcoPetrol or other Governmental Authority in Colombia and in any other applicable jurisdiction where the Oil and Gas Assets are located, under which the contractor thereunder or the holder thereof has a right to certain Hydrocarbons within such jurisdictions or the right to explore or drill for, or develop, exploit, produce or market any such Hydrocarbons.

(x)	“EcoPetrol” means Empresa Colombiana de Petróleos, the national oil company of Colombia.

(y)	“Effective Date” means the date the Arrangement becomes effective under the ABCA, being the date shown on the Certificate.

(z)	“Effective Time” means 12:01 a.m. Calgary time on the Effective Date.

(aa)	“Encumbrance” means any mortgage, pledge, assignment for security, charge, lien, security interest, guarantee or other encumbrance or collateral securing the payment obligations of any person, and any agreement, right, privilege, or arrangement (whether by law, contract or otherwise) capable of becoming any of the foregoing.

(bb)	“Environment” means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems.

(cc)	“Environmental Laws” means, with respect to any person or its business, activities, property, assets or undertaking, all federal, provincial, municipal, state, regional or local laws of any Governmental Authority, relating to the Environment or public health and safety matters in the jurisdictions applicable to such person or its business, activities, property, assets or undertaking, including legislation governing the use, storage, treatment and release of Hazardous Substances and the operation and abandonment of oil, natural gas and other wells, the decommissioning, dismantling and disposal of oil and natural gas facilities and equipment and the reclamation and remediation of surface and subsurface lands used in connection therewith.

(dd)	“Exchange Ratio” means 0.40 of a Purchaser Share for each Petroamerica Share.

(ee)	“Executive Officers” has the meaning ascribed thereto in Section 1.13.

(ff)	“FCPA” has the meaning ascribed thereto in Section 4.1(rr).

(gg)	“Final Order” means the final order of the Court in a form acceptable to the Purchaser and Petroamerica, each acting reasonably, approving the Arrangement pursuant to Section 193(9)(a) of the ABCA, as such order may be amended by the Court (with the consent of both the Purchaser and Petroamerica, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Purchaser and Petroamerica, each acting reasonably) on appeal.

(hh)	“GAAP” means: (i) with respect to the Purchaser and its subsidiaries, the accounting principles generally accepted in the United States of America, applicable as at the date on which date such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding years; and (ii) with respect to Petroamerica and its subsidiaries, the accounting principles generally accepted in Canada determined with reference to the Handbook and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board under Part I of the Handbook, applicable as at the date on which date such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding years.

(ii)	“GLJ” means GLJ Petroleum Consultants Ltd., independent petroleum consultants, Calgary, Alberta.

(jj)	“Governmental Authority” means: (i) any international, multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agency, agent or authority of any of the foregoing; (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange (including the TSXV, the TSX and the NYSE MKT).

(kk)	“Handbook” means the Handbook of the Chartered Professional Accountants of Canada, as amended from time to time.

(ll)	“Hazardous Substances” means any element, waste or other substance whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically includes Hydrocarbons and all derivatives thereof or synthetic substitutes therefor, water produced in conjunction with Hydrocarbons, drilling and fracking fluids, and asbestos or asbestos containing materials or any substance which is deemed under Environmental Laws to be deleterious to the Environment or worker or public health or safety.

(mm)	“Hydrocarbons” means oil, gas, casinghead gas, condensate, natural gasoline, ethane, propane, butane, natural gas liquids, and other liquid or gaseous hydrocarbons, or any of them or any combination thereof, together with all other products and substances extracted, separated, processed and produced therewith or therefrom, whether hydrocarbon or not, including sulfur, coalbed gas and carbon dioxide.

(nn)	“insider” has the meaning set forth in the Securities Act.

(oo)	“Interim Order” means the interim order of the Court pursuant to Section 193(4) of the ABCA in a form acceptable to the Purchaser and Petroamerica, each acting reasonably, providing for, among other things, the calling and holding of the Petroamerica Meeting, as such order may be amended by the Court with the consent of the Purchaser and Petroamerica, each acting reasonably.

(pp)	“Litigation” has the meaning ascribed thereto in Section 4.1(m).

(qq)	“Matching Period” has the meaning ascribed thereto in Section 3.4(e)(iv).

(rr)	“Material Adverse Change” or “Material Adverse Effect” means, with respect to the Purchaser or Petroamerica, as the case may be, any fact, state of facts, circumstance, change, occurrence or event that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, liabilities (whether contingent or otherwise) capitalization, condition (financial or otherwise), or cash flows of the Party and its subsidiaries, taken as a whole, other than any fact, state of facts, circumstance, change, occurrence or event relating to or resulting from: (i) general economic, financial, currency exchange, securities, credit or commodity prices; (ii) any change affecting the oil and natural gas exploration, exploitation, development and production industry as a whole; (iii) any decline in crude oil or natural gas prices on a current or forward basis; (iv) changes in Applicable Laws (including Tax laws) and royalties; (v) any changes in GAAP; (vi) the announcement of the execution of this Agreement or the transactions contemplated hereby; (vii) the failure of the Party to meet any published projections, forecasts or estimates of revenues, earnings, cash flow or production of Hydrocarbons (provided, however, that the causes underlying such failure may be considered to determine whether such causes constitute a Material Adverse Change or a Material Adverse Effect); (viii) any changes in the trading price or trading volumes of the securities of the Party (provided, however, that in each case, the causes underlying such changes may be considered to determine whether such causes constitute a Material Adverse Change or a Material Adverse Effect); (ix) any change in global, national or regional political conditions, including outbreaks of war or acts of terrorism; (x) any natural disaster; or (xi) any changes or effects arising from matters permitted or contemplated by this Agreement or consented to or approved in writing by the other Party; provided that in the case of (i), (ii), (iii), (iv), (ix) and (x); such effect relating to or resulting from the foregoing does not have a disproportionate Material Adverse Effect or Material Adverse Change on the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise) or cash flows of the Purchaser or Petroamerica, as the case may be, and its subsidiaries, taken as a whole, as compared to the corresponding effect on persons engaged in the oil and natural gas industry generally or in the affected areas; unless expressly provided in any particular section of this Agreement, references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Change” or “Material Adverse Effect” has occurred.

(ss)	“material change”, “material fact” and “misrepresentation” have the meanings ascribed thereto under the Securities Act.

(tt)	“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

(uu)	“MI 62-104” means Multilateral Instrument 62-104 – Take-over Bids and Issuer Bids.

(vv)	“Money Laundering Laws” has the meaning ascribed thereto in Section 4.1(pp).

(ww)	“Mutual Releases” has the meaning ascribed thereto in Section 3.6.

(xx)	“NYSE MKT” means NYSE MKT LLC.

(yy)	“Oil and Gas Assets” means the entire interest of the Purchaser or Petroamerica, as the case may be, and all of their subsidiaries and Affiliates in or to any Hydrocarbons within any jurisdiction in which the Purchaser or Petroamerica, as the case may be, or such Party’s subsidiaries, operates or owns interests, including Colombia or any rights in or in respect of any such Hydrocarbons, together with all facilities, equipment and other tangible property and any other miscellaneous rights, property or interests used or intended for use in connection with the exploration or drilling for, or the production, exploitation, handling, processing, gathering or storage of, any Hydrocarbons in any jurisdiction in which the Purchaser or Petroamerica, as the case may be, or such Party’s subsidiaries, operates or owns interests, including Colombia, including all rights, interests and benefits in or arising by or under any E&P Contracts.

(zz)	“OFAC” has the meaning ascribed thereto in Section 4.1(tt).

(aaa)	“Ordinary Course” means, with respect to an action taken by the Purchaser or Petroamerica or such Party’s subsidiaries, as the case may be, that such action is consistent with the past practices of the Purchaser or Petroamerica, as the case may be, and is taken in the ordinary course of the normal day-to-day operations of the business of the Purchaser or Petroamerica, as the case may be.

(bbb)	“Outside Date” means February 19, 2016.

(ccc)	“Parties” means the Purchaser and Petroamerica; and “Party” means either one of them.

(ddd)	“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status.

(eee)	“Petroamerica” has the meaning ascribed thereto in the recitals hereof.

(fff)	“Petroamerica Board” means the board of directors of Petroamerica.

(ggg)	“Petroamerica Board Recommendation” has the meaning ascribed thereto in Section 2.5.

(hhh)	“Petroamerica Confidentiality Agreement” means the confidentiality agreement entered into between the Purchaser and Petroamerica dated June 21, 2014.

(iii)	“Petroamerica CVRs” means the 4,000,000 contingent value rights issued on March 31, 2009 for a term of ten years the issuance obligations of which have been subsequently assumed by Petroamerica and as listed in Section 4.2(i)(iv) of the Petroamerica Disclosure Letter.

(jjj)	“Petroamerica Data Room” means the material contained in the virtual data room of Petroamerica at 11:00 p.m. on November 11, 2015, the index of documents which is appended to the Petroamerica Disclosure Letter.

(kkk)	“Petroamerica Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by Petroamerica to the Purchaser with this Agreement.

(lll)	“Petroamerica Financial Statements” means, collectively, the audited consolidated financial statements of Petroamerica as at and for the year ended December 31, 2014, together with the notes thereto and the auditor’s report thereon, and the unaudited interim financial statements for the three- and six-month periods ended June 30, 2015, together with the notes thereto.

(mmm)	“Petroamerica Information” means the information describing Petroamerica and its business, operations and affairs included in the Circular as required under Applicable Laws.

(nnn)	“Petroamerica Interests” has the meaning ascribed thereto in Section 4.2(dd).

(ooo)	“Petroamerica Material Contracts” has the meaning ascribed thereto in Section 4.2(oo)(i).

(ppp)	“Petroamerica Meeting” means the special meeting of Petroamerica Shareholders to consider, among other things, the Arrangement Resolution and related matters, and any adjournments thereof.

(qqq)	“Petroamerica Net Debt” means the consolidated net debt of Petroamerica which includes any and all cash, long term debt, bank debt, working capital deficit (inclusive of accounts receivable, prepaid expenses and deposits and accounts payable), current Tax liabilities, and any and all other liabilities and audit adjustments, in each case with respect to the foregoing liabilities, inclusive of any and all accrued liabilities, excluding the mark-to-market value of financial instruments, calculated in accordance with GAAP.

(rrr)	“Petroamerica Optionholder” means a holder of Petroamerica Options.

(sss)	“Petroamerica Option Plan” means the incentive stock option plan of Petroamerica adopted by the Petroamerica Board and approved by the Petroamerica Shareholders on November 17, 2009.

(ttt)	“Petroamerica Options” means incentive stock options to purchase Petroamerica Shares issued pursuant to the Petroamerica Option Plan, as listed in Section 4.2(i)(ii) of the Petroamerica Disclosure Letter.

(uuu)	“Petroamerica Public Record” means all information filed by or on behalf of Petroamerica after January 1, 2014 with the Canadian Securities Authorities, in compliance, or intended compliance, with any Applicable Laws which is available for public viewing on the SEDAR website under Petroamerica’s profile at www.sedar.com.

(vvv)	“Petroamerica Reserves Report” means the independent engineering evaluations of Petroamerica’s oil, natural gas liquids and natural gas reserves prepared by GLJ effective December 31, 2014 and dated March 5, 2015.

(www)	“Petroamerica SARs” means stock appreciation rights issued pursuant to the Petroamerica SAR Plan, as listed in Section 4.2(i)(iii) of the Petroamerica Disclosure Letter.

(xxx)	“Petroamerica SAR Plan” means the Phantom Stock Appreciation Rights Plan (2013) plan of Petroamerica adopted by the Petroamerica Board on October 3, 2013.

(yyy)	“Petroamerica Shareholders” means registered or beneficial holders of the Petroamerica Shares, as the context requires.

(zzz)	“Petroamerica Shareholders Rights Plan” means Petroamerica’s shareholder rights plan agreement dated September 14, 2011, as amended and restated on November 26, 2014.

(aaaa)	“Petroamerica Shares” means common shares in the share capital of Petroamerica.

(bbbb)	“Petroamerica Support Agreements” means the agreements between the Purchaser and the Petroamerica Support Shareholders, pursuant to which the Petroamerica Support Shareholders have agreed to vote the Petroamerica Shares beneficially owned or controlled or subsequently acquired by the Petroamerica Support Shareholders in favour of the Arrangement Resolution and to otherwise support the Arrangement.

(cccc)	“Petroamerica Support Shareholders” means all of the officers and directors of Petroamerica and all of those other Petroamerica Shareholders who have signed or who have agreed to sign Petroamerica Support Agreements after the date hereof.

(dddd)	“Petroamerica Transaction Costs” means all costs and expenses incurred by Petroamerica and its subsidiaries in connection with the transactions contemplated by this Agreement, including all legal, accounting, financial advisory, fairness opinion, severance, bonuses, finders’ fees, advisory fees, printing and other administrative and professional fees, costs and expenses of third parties, and all amounts payable by Petroamerica in respect of the transactions contemplated by Arrangement, including payments contemplated under Section 2.9(a), commitment fees and break fees related to the transactions contemplated by the AV Financing Agreement, but not including any payments contemplated under Section 2.8(c).

(eeee)	“Petroamerica Working Capital” means the amount, whether positive or negative, equal to Petroamerica’s current assets minus its current liabilities (excluding the Petroamerica Transaction Costs, but including restricted cash), determined in accordance with GAAP.

(ffff)	“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Schedule A to this Agreement as amended or supplemented from time to time in accordance with the terms hereof.

(gggg)	“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 3.7(a).

(hhhh)	”Private Participating Interest” means a private participating interest or other similar right to participate in any Oil and Gas Assets and/or Documents of Title.

(iiii)	“Purchaser” has the meaning ascribed thereto in the recitals hereof.

(jjjj)	“Purchaser Board” means the board of directors of the Purchaser.

(kkkk)	“Purchaser Confidentiality Agreement” means the confidentiality agreement entered into between the Purchaser and Petroamerica dated November 8, 2015.

(llll)	“Purchaser Data Room” means the material contained in the virtual data room of the Purchaser at 11:00 p.m. on November 11, 2015, the index of documents which is appended to the Purchaser Disclosure Letter.

(mmmm)	“Purchaser Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Purchaser to Petroamerica with this Agreement.

(nnnn)	“Purchaser Financial Statements” means, collectively, the audited consolidated financial statements of the Purchaser as at and for the year ended December 31, 2014, together with the notes thereto and the auditor’s report thereon, and the unaudited interim financial statements for the three-and nine-month periods ended September 30, 2015, together with the notes thereto.

(oooo)	“Purchaser Information” means the information describing the Purchaser and its business, operations and affairs specifically to be provided by the Purchaser to Petroamerica for inclusion or incorporation by reference in the Circular as required under Applicable Laws and the Interim Order.

(pppp)	“Purchaser Interests” has the meaning ascribed thereto in Section 4.1(z).

(qqqq)	“Purchaser Net Debt” means the consolidated net debt of the Purchaser which includes any and all cash, long term debt, bank debt, working capital deficit (inclusive of accounts receivable, prepaid expenses and deposits and accounts payable), current Tax liabilities, and any and all other liabilities and audit adjustments, in each case with respect to the foregoing liabilities, inclusive of any and all accrued liabilities, excluding the mark-to-market value of financial instruments, calculated in accordance with GAAP.

(rrrr)	“Purchaser Public Record” means all information filed by or on behalf of the Purchaser after January 1, 2014 with the Securities Authorities, in compliance, or intended compliance, with any Applicable Laws which is available for public viewing on the SEDAR website under the Purchaser’s profile at www.sedar.com.

(ssss)	“Purchaser Reserves Report” means the independent engineering evaluation of the Purchaser’s oil, natural gas liquids and natural gas reserves prepared by GLJ effective December 31, 2014 and dated February 27, 2015.

(tttt)	“Purchaser Shares” means the shares of common stock in the share capital of the Purchaser.

(uuuu)	“Purchaser Working Capital” means the amount, whether positive or negative, equal to the Purchaser’s current assets minus its current liabilities (excluding current bank debt, but including restricted cash), determined in accordance with GAAP.

(vvvv)	“Recipient” has the meaning ascribed thereto in Section 3.8(a).

(wwww)	“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA.

(xxxx)	“Regulatory Approvals” means such sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under any law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities required to consummate the Plan of Arrangement including the SIC Notice.

(yyyy)	“Representative” means any officer, director, employee, representative (including any financial or other advisor) or agent of the Purchaser or of any of its subsidiaries or Petroamerica or of any of its subsidiaries, as the case may be.

(zzzz)	“Reverse Termination Fee” has the meaning ascribed thereto in Section 7.2(d).

(aaaaa)	“Reverse Termination Fee Event” has the meaning ascribed thereto in Section 7.2(d).

(bbbbb)	“Returns” shall mean all reports, filings, notices, schedules, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns including any amendments, attachments or appendices and exhibits thereto, made, prepared or filed or required to be filed with a Governmental Authority in connection with, any Taxes.

(ccccc)	“SDNs” has the meaning ascribed thereto in Section 4.1(tt).

(ddddd)	“SEC” means the United States Securities and Exchange Commission.

(eeeee)	“Securities Act” means the Securities Act (Alberta).

(fffff)	“Securities Authorities” means, collectively, the securities commissions, similar securities regulatory authorities in each of the provinces or territories of Canada and the U.S. Securities Authorities.

(ggggg)	“Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws, and all other applicable Canadian and/or U.S. Securities Laws, rules and regulations and published policies thereunder.

(hhhhh)	“SIC Notice” means the submission of such notice or notices to the Superintendent of Industry and Commerce of the Republic of Colombia under Law 1340 of 2009 that the Parties consider necessary or reasonably advisable.

(iiiii)	“subsidiary” means, with respect to a specified entity, any:

(i)	body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified entity or indirectly by or for the benefit of such specified entity;

(ii)	entity which is not a body corporate, of which more than 50% of the voting or equity interests of such entity (including, for a partnership other than a limited partnership, the voting or equity interests in such partnership) are owned, directly or indirectly, by such specified entity or indirectly by or for the benefit of such specified entity and, in the case of a limited partnership, of which such specified entity, or a subsidiary of such specified entity, is a general partner; and

(iii)	issuer that would constitute a subsidiary as defined in the Securities Act.

(jjjjj)	“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a person who is an arm’s length third party made after the date of this Agreement: (i) to acquire not less than all of the outstanding Petroamerica Shares or all or substantially all of the assets of Petroamerica on a consolidated basis; (ii) that complies with Canadian Securities Laws and did not result from or involve a breach of Section 3.4 or any agreement between the person making such Acquisition Proposal and Petroamerica; (iii) that the Petroamerica Board has determined in good faith is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (iv) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Petroamerica Board, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal, or is reasonably likely to be obtained; (v) that is not subject to any due diligence and/or access condition; and (vi) in respect of which the Petroamerica Board and any relevant committee thereof determines, in its good faith judgment, after receiving the advice of its financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, reasonably be expected to result in a transaction which is more favourable, from a financial point of view, to Petroamerica Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 3.4(f)).

(kkkkk)	“Superior Proposal Notice” has the meaning ascribed thereto in Section 3.4(e)(iii).

(lllll)	“Tax Act” means the Income Tax Act (Canada).

(mmmmm)	“Tax” or “Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, alternative minimum, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all employment insurance, health insurance and Canada and other Governmental Authority pension plan and workers compensation premiums or contributions including any interest, fines or penalties for failure to withhold, collect or remit any tax and any liability for such taxes imposed by law with respect to any other person arising pursuant to any tax sharing, indemnification or other agreements or any liability for taxes of any predecessor or transferor entity and whether disputed or not.

(nnnnn)	“Termination Fee” has the meaning ascribed thereto in Section 7.2(b).

(ooooo)	“Termination Fee Event” has the meaning ascribed thereto in Section 7.2(b).

(ppppp)	“Third Party Beneficiaries” has the meaning ascribed thereto in Section 9.7.

(qqqqq)	“Transferred Information” has the meaning ascribed thereto in Section 3.8(a).

(rrrrr)	“TSX” means the Toronto Stock Exchange.

(sssss)	“TSXV” means the TSX Venture Exchange.

(ttttt)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

(uuuuu)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934.

(vvvvv)	“U.S. Securities Act” means the United States Securities Act of 1933.

(wwwww)	“U.S. Securities Authorities” means, collectively, the SEC and similar securities regulatory authorities in each of the United States.

(xxxxx)	“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2	Interpretation Not Affected by Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles, Sections and Schedules and the insertion of headings are for convenient reference only and are not to affect its interpretation.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa and words importing the use of any gender include all genders.

1.4	Capitalized Terms

All capitalized terms used in any Schedule, the Purchaser Disclosure Letter or the Petroamerica Disclosure Letter have the meanings ascribed to them in this Agreement.

1.5	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.6	Entire Agreement

This Agreement, the Petroamerica Confidentiality Agreement and the Purchaser Confidentiality Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof, including the proposal letter dated November 7, 2015 and accepted November 7, 2015, other than the provisions thereof amending the Petroamerica Confidentiality Agreement. For greater certainty, the Petroamerica Support Agreements are separate agreements between the parties thereto and are unaffected by this Section 1.6.

1.7	Currency

Unless otherwise indicated, all sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.8	Certain Phrases and References, etc.

The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section” and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

1.9	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature that are required to be made shall be made in a manner consistent with GAAP.

1.10	Disclosure in Writing

References to “disclosed in writing”, “except as previously disclosed in writing” and similar expressions in this Agreement shall in the case of disclosure by Petroamerica, be construed for purposes of this Agreement as referring to matters disclosed in (a) the Petroamerica Disclosure Letter; (b) Petroamerica’s annual information form for the year ended December 31, 2014; (c) Petroamerica’s Financial Statements; (d) Petroamerica’s annual management’s discussions and analysis for the year ended December 31, 2014; (e) Petroamerica’s management’s discussion and analysis for the three and six-month periods ended June 30, 2015; and (f) this Agreement or in the schedules hereto; and in the case of disclosure by the Purchaser, be construed for purposes of this Agreement as referring to matters disclosed in (a) the Purchaser Disclosure Letter; (b) the Purchaser’s annual report on form 10-K for the year ended December 31, 2014; (c) the Purchaser’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015; and (d) this Agreement or in the schedules hereto.

1.11	References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.12	Enforceability

All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity).

1.13	Knowledge

Where any representation or warranty is expressly qualified by reference to the knowledge of a Party, it is deemed to refer to the actual knowledge of the Executive Officers of the Purchaser or Petroamerica, as the case may be, after reasonable inquiry, and does not include any constructive, implied or imputed knowledge of such individuals. For purposes of this Section 1.13 “Executive Officers” (a) in the case of the Purchaser means Gary Guidry, Ryan Ellson, David Hardy, Alan Johnson and Lawrence West and (b) in the case of Petroamerica means Nelson Navarrete, Ralph Gillcrist, Colin Wagner and Dave Monroe.

1.14	Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in negotiating, drafting and settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.15	Schedules

(a)	The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(b)	The Purchaser Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless: (i) it is required to be disclosed pursuant to Applicable Law unless such Applicable Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes; or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

(c)	The Petroamerica Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless: (i) it is required to be disclosed pursuant to Applicable Law unless such Applicable Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes; or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

Article 2
THE ARRANGEMENT AND MEETING

2.1	Plan of Arrangement

The Parties agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement, pursuant to which, among other things:

(a)	Petroamerica Shareholders (other than those who have validly exercised Dissent Rights), including current Petroamerica Optionholders who receive Petroamerica Shares upon the exercise of such Petroamerica Options prior to the Effective Time, shall receive, at their election, for each Petroamerica Share held: (i) 0.40 of a Purchaser Share; or (ii) $1.33 in cash, provided that the aggregate amount of cash paid to Petroamerica Shareholders in exchange for their Petroamerica Shares shall not exceed $101,301,755 and will be subject to proration as further set out in the Plan of Arrangement. For greater certainty, a Petroamerica Shareholder may elect to receive a combination of Purchaser Shares and cash in exchange for his/her/its Petroamerica Shares subject to the limit aforementioned; and

(b)	the Purchaser shall assume all rights and obligations of Petroamerica relating to the Petroamerica CVRs, and the consideration to be received by the holders of the Petroamerica CVRs upon exercise thereof shall be Purchaser Shares based upon the Exchange Ratio in lieu of the Petroamerica Shares that would otherwise be received.

2.2	Interim Order, Final Order, etc.

(a)	As soon as reasonably practicable following the date of this Agreement and in any event by no later than December 10, 2015, Petroamerica shall apply to the Court, in a manner reasonably acceptable to the Purchaser, for the Interim Order and thereafter, in cooperation with the Purchaser, diligently seek the Interim Order and, upon receipt thereof, Petroamerica shall forthwith carry out the terms of the Interim Order to the extent applicable to it. The Interim Order shall provide, among other things:

(i)	for the calling and holding of the Petroamerica Meeting, including the record date for determining the persons to whom notice is to be provided in respect of the Arrangement and the Petroamerica Meeting and for the manner in which such notice is to be provided;

(ii)	that the Petroamerica Shareholders shall be entitled to vote with respect to the Arrangement Resolution, with each Petroamerica Shareholder being entitled to one vote for each Petroamerica Share held;

(iii)	that, subject to the approval of the Court, the requisite majority for the approval of the Arrangement Resolution shall be at least two-thirds of the votes cast by the Petroamerica Shareholders present in person or represented by proxy at the Petroamerica Meeting, as well as a majority of the votes cast by the Petroamerica Shareholders present in person or represented by proxy at the Petroamerica Meeting, after excluding the votes cast by those persons whose vote may not be included in determining minority approval of a business combination pursuant to MI 61-101;

(iv)	that in all other respects, the terms, restrictions and conditions of Petroamerica’s articles and by-laws, including quorum requirements and all other matters shall apply in respect of the Petroamerica Meeting in respect of Petroamerica Shareholders, except as modified by the Interim Order;

(v)	for the grant of Dissent Rights to those Petroamerica Shareholders who are registered Petroamerica Shareholders;

(vi)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vii)	that the Petroamerica Meeting may be adjourned or postponed from time to time by Petroamerica in accordance with the terms of this Agreement without the need for additional approval of the Court; and

(viii)	that the record date for the Petroamerica Shareholders entitled to notice of and to vote at the Petroamerica Meeting will not change in respect of any adjournment(s) of the Petroamerica Meeting, unless required by Applicable Law.

(b)	Provided all necessary approvals for the Arrangement Resolution are obtained from the Petroamerica Shareholders, Petroamerica shall, as soon as reasonably practicable following the Petroamerica Meeting, and in any event no later than three Business Days after the Arrangement Resolution is passed at the Petroamerica Meeting in accordance with the Interim Order, submit the Arrangement to the Court and apply for the Final Order.

(c)	No later than three Business Days following the issuance of the Final Order and the satisfaction or waiver (subject to Applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date) set forth in Article 5, Petroamerica shall file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Section 193(10) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality.

2.3	Petroamerica Meeting and Circular

(a)	Petroamerica shall:

(i)	convene and conduct the Petroamerica Meeting in accordance with the Interim Order, Petroamerica’s constating documents and Applicable Laws as soon as reasonably practicable (and in any event by no later than January 20, 2016), and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Petroamerica Meeting without the prior written consent of the Purchaser, except:

(A)	in the case of an adjournment, as required for quorum purposes;

(B)	as required or permitted under Section 3.4(i) and Section 5.4(c); or

(C)	as required by Applicable Laws or a Governmental Authority.

(ii)	subject to the terms of this Agreement, solicit proxies, in accordance with Applicable Laws, in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Petroamerica Shareholder that is inconsistent with the Arrangement Resolution;

(iii)	provide the Purchaser with copies of or access to information regarding the Petroamerica Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by the Purchaser;

(iv)	consult with the Purchaser in fixing the date of the Petroamerica Meeting, give notice to the Purchaser of the Petroamerica Meeting and allow the Purchaser’s Representatives to attend the Petroamerica Meeting;

(v)	promptly advise the Purchaser, at such times as the Purchaser may reasonably request and, if requested by the Purchaser, at least on a daily basis on each of the last 10 Business Days prior to the date of the Petroamerica Meeting, as to the aggregate tally of the proxies received by Petroamerica in respect of the Arrangement Resolution;

(vi)	promptly advise the Purchaser of any written communication from any Petroamerica Shareholder in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and written communications sent by or on behalf of Petroamerica to any Petroamerica Shareholder exercising or purporting to exercise Dissent Rights;

(vii)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Purchaser; and

(viii)	not change the record date for the Petroamerica Shareholders entitled to vote at the Petroamerica Meeting in connection with any adjournment or postponement of the Petroamerica Meeting unless required by Applicable Laws.

(b)	Petroamerica shall as soon as reasonably practicable following the date of this Agreement (but taking into account the need for the Purchaser to provide the Purchaser Information) prepare and complete, in consultation with the Purchaser, the Circular together with any other documents required by Applicable Laws in connection with the Petroamerica Meeting and the Arrangement, and Petroamerica shall, after obtaining the Interim Order, cause the Circular and such other documents to be filed and sent to each Petroamerica Shareholder and other person as required by the Interim Order and Applicable Laws, in each case so as to permit the Petroamerica Meeting to be held by the date specified in Section 2.3(a)(i).

(c)	Petroamerica shall ensure that the Circular complies in all material respects with Canadian Securities Laws, does not contain any misrepresentation at the time of the mailing (excluding the Purchaser Information for which the Purchaser shall be responsible) and provides the Petroamerica Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Petroamerica Meeting. Without limiting the generality of the foregoing, the Circular must include: (i) a copy of the fairness opinion of Black Spruce; (ii) the Petroamerica Board Recommendation; and (iii) a statement that each Petroamerica Support Shareholder intends, in accordance with the Petroamerica Support Agreements, to vote all of such shareholder’s Petroamerica Shares in favour of the Arrangement Resolution and against any resolution submitted by any Petroamerica Shareholder that is inconsistent with the Arrangement.

(d)	The Purchaser shall provide the Purchaser Information to be included by Petroamerica in the Circular, any public announcement or regulatory filing or other related documents to Petroamerica in writing, and shall ensure that at the time of the mailing, announcement or filing, as applicable, such information does not contain any misrepresentation and complies in all material respects with Securities Laws.

(e)	The Purchaser hereby indemnifies and saves harmless Petroamerica, its subsidiaries and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which Petroamerica, any subsidiary or any of their respective Representatives may be subject or may suffer as a result of, or arising from, any misrepresentation or alleged misrepresentation contained in the Purchaser Information included in the Circular that was provided by the Purchaser in writing for inclusion in the Circular pursuant to Section 2.3(d), including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Authority based on such a misrepresentation or alleged misrepresentation.

(f)	Petroamerica hereby indemnifies and saves harmless the Purchaser, its subsidiaries and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Purchaser, any subsidiary or any of their respective Representatives may be subject or may suffer as a result of, or arising from:

(i)	any misrepresentation or alleged misrepresentation contained in the Circular; and

(ii)	any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Authority, to the extent based on any misrepresentation or any alleged misrepresentation in the Circular, provided, however, that the above noted indemnification obligation of Petroamerica shall not apply to any liabilities, claims, demands, losses, costs, damages and expenses arising as a result of any misrepresentation or any alleged misrepresentation in the Circular based solely on Purchaser Information supplied in writing by the Purchaser to Petroamerica for inclusion in the Circular in accordance with Section 2.3(d) and contained in the Circular.

(g)	The Parties shall cooperate in the preparation, filing and mailing of the Circular. Petroamerica shall provide the Purchaser and its Representatives with a reasonable opportunity to review and comment on the Circular and any other relevant documentation and reasonable consideration shall be given to any comments made by the Purchaser, provided that all Purchaser Information included in the Circular shall be in form and content satisfactory to the Purchaser, acting reasonably, and provided that all Petroamerica Information included in the Circular shall be in form and substance satisfactory to Petroamerica, acting reasonably.

2.4	Court Proceedings

(a)	Petroamerica shall provide the Purchaser and its counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed by Petroamerica with the Court in connection with the Arrangement and any supplement or amendment thereto, and reasonable consideration shall be given to any comments made by the Purchaser and its counsel, and Petroamerica shall provide counsel to the Purchaser on a timely basis with copies of any notice of appearance and evidence served on Petroamerica or its counsel in respect of the application for the Interim Order and/or the Final Order or any appeal therefrom and of any notice (written or oral) received by Petroamerica indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Petroamerica shall ensure that material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Petroamerica shall not object to counsel to the Purchaser making submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that such submissions are consistent with this Agreement and the Plan of Arrangement.

(b)	Petroamerica shall not file any material with the Court in connection with the Arrangement or serve any such material and shall not agree to modify or amend materials so filed or served except as contemplated hereby or with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed.

2.5	Petroamerica Board Recommendation

Based upon, among other things, the verbal opinion of Black Spruce, the Petroamerica Board has unanimously (other than those directors who have recused themselves from considering the Arrangement due to an actual or potential conflict of interest) determined that the Arrangement is in the best interests of Petroamerica and is fair to the Petroamerica Shareholders, has unanimously (other than those directors who have recused themselves from considering the Arrangement due to an actual or potential conflict of interest) approved the Arrangement and the entering into of this Agreement and has resolved to recommend that Petroamerica Shareholders vote in favour of the Arrangement (the “Petroamerica Board Recommendation”).

2.6	Petroamerica Fairness Opinion

Petroamerica confirms that it shall obtain a written opinion from Black Spruce (to be subject to the customary assumptions, qualifications and limitations contained therein, and subject to its review of the final documentation to effect the Arrangement) addressed to the Petroamerica Board to the effect that the consideration to be received by the Petroamerica Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Petroamerica Shareholders and Petroamerica shall include a copy of such opinion in the Circular.

2.7	Regulatory Matters

(a)	The Parties shall co-operate in the preparation of any application for the Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under Applicable Laws in connection with the Arrangement and this Agreement as promptly as practicable hereafter.

(b)	Each Party shall promptly notify the other Party if at any time before the Effective Time it becomes aware that the Circular, an application for a Regulatory Approval or any other order, registration, consent, ruling, exemption, no-action letter or approval, any circular or other filing under Applicable Laws contains a misrepresentation, or information that otherwise requires an amendment or supplement to the Circular, such application, circular or filing, and the Parties shall co-operate in the preparation of such amendment or supplement as required, including the distribution and filing of such amendment or supplement by the Parties.

(c)	Each Party will promptly inform the other Party of any requests or comments made by Securities Authorities in connection with the Circular or the Arrangement. Each of the Parties will cooperate with the other and shall diligently do all such acts and things as may be reasonably required in the manner contemplated in the context of the preparation of the Circular and use its commercially reasonable efforts to resolve all requests or comments made by Securities Authorities with respect to the Circular or the Arrangement and any other required filings under Applicable Laws as promptly as practicable after receipt thereof.

2.8	Treatment of Petroamerica Options and Petroamerica SARs

(a)	All material details respecting the particulars of Petroamerica Options and Petroamerica SARs outstanding as at the date hereof have been disclosed in Section 4.2(i)(ii) and 4.2(i)(iii) of the Petroamerica Disclosure Letter, including: (i) the names of holders of Petroamerica Options and Petroamerica SARs; (ii) the number of Petroamerica Options and Petroamerica SARs held by them; (iii) the date of grant; (iv) the date of expiry; and (v) the exercise price, as applicable, and other material terms of each Petroamerica Option and Petroamerica SAR.

(b)	The Parties acknowledge and agree that the vesting of the outstanding Petroamerica Options and Petroamerica SARs will, subject to the receipt of all necessary Regulatory Approvals, be accelerated by Petroamerica and that all such Petroamerica Options and Petroamerica SARs will become exercisable prior to the Effective Date, conditional upon consummation of the Arrangement, and that Petroamerica and the Petroamerica Board may take all such actions as are necessary or desirable to effect the foregoing.

(c)	Under the Plan of Arrangement, all Petroamerica Options and Petroamerica SARs will be transferred and surrendered to Petroamerica and the holders thereof will, subject to any Tax withholding and remitting obligations of Petroamerica under the Tax Act as further described in Section 2.8(d), receive:

(i)	for each Petroamerica Option, an amount equal to the product of: (A) the excess of the greater of (a) $1.33 and (b) the five day volume weighted average trading price of the Petroamerica Shares on the TSXV for the period ending on the second Business Day before the Effective Date over the exercise price of such Petroamerica Option; and (B) the number of Petroamerica Shares into which such Petroamerica Option is exercisable; provided that in the event the foregoing calculation would result in a product less than $0.01, the consideration to be received in respect of such Petroamerica Option shall be $0.01; and

(ii)	for each Petroamerica SAR, an amount equal to the product of: (A) the excess of the greater of (a) $1.33 and (b) the five day volume weighted average trading price of the Petroamerica Shares on the TSXV for the period ending on the second Business Day before the Effective Date over the exercise price of such Petroamerica SAR; and (B) the number of Petroamerica Shares that are covered by such Petroamerica SAR; provided that in the event the foregoing calculation would result in a product less than $0.01, the consideration to be received in respect of such Petroamerica SAR shall be $0.01.

(d)	Satisfaction of Petroamerica’s Tax withholding and remittance obligations referred to in Section 2.8(c) may be accomplished by way of the withholding by Petroamerica from the Petroamerica Shares or cash payment otherwise deliverable to the Petroamerica Shareholder, as applicable, such number of Petroamerica Shares or such amount of cash, as applicable, as may be determined by Petroamerica, in its sole discretion, to be necessary to satisfy Petroamerica’s Tax withholding and remittance obligations under the Tax Act. Subject to Applicable Laws, Petroamerica, the Purchaser and/or the Depositary may sell the Purchaser Shares issued pursuant to the Arrangement for such withheld Petroamerica Shares through the facilities of the TSX or NYSE MKT to satisfy the remittance obligation and, in connection with such exercise or surrender, the Petroamerica Shareholder shall consent to the sale and grant to Petroamerica, the Purchaser and the Depositary, as trustee for the Petroamerica Shareholder, an irrevocable power of attorney to effect the sale of such Purchaser Shares.

(e)	The Parties acknowledge that no deduction will be claimed by Petroamerica (or any successor thereto) in respect of any payment made to a holder of Petroamerica Options or Petroamerica SARs who obtained his or her Petroamerica Options or Petroamerica SARs in his or her capacity as an employee, officer or director of Petroamerica or any of its subsidiaries in computing the Parties’ taxable income under the Tax Act, and Petroamerica (or any successor thereto) shall: (i) where applicable, make and file an election in prescribed form pursuant to Section 110(1.1) of the Tax Act in respect of the payments made in exchange for the surrender of Petroamerica Options or Petroamerica SARs; and (ii) provide evidence in writing of such election to holders of Petroamerica Options or Petroamerica SARs, as the case may be, it being understood that holders of Petroamerica Options or Petroamerica SARs, as the case may be shall be entitled to claim any deductions available to such persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of Petroamerica Options or Petroamerica SARs, as the case may be.

(f)	The Parties acknowledge and agree that the holders of any outstanding Petroamerica CVRs will be entitled to receive, after the Effective Date, in accordance with the terms and conditions of such securities, in lieu of the number of Petroamerica Shares otherwise issuable upon the exercise thereof, the number of Purchaser Shares based upon the Exchange Ratio per Petroamerica Share such that the Petroamerica CVRs maintain their economic equivalency after giving effect to the Arrangement, subject to further adjustment as therein provided.

2.9	Officers and Employees

(a)	Petroamerica covenants and agrees that all obligations or liabilities of Petroamerica to pay any amount to or on behalf of its directors, officers, consultants or employees in conjunction with the completion of the Arrangement have been disclosed in writing, and all obligations or liabilities of Petroamerica to pay any amount to or on behalf of its directors, officers, consultants or employees, including retention, change of control, termination and severance payments, salary, accrued bonuses, vacation pay, directors’ fees and any other payments in conjunction with the completion of the Arrangement, including pursuant to written employment contracts, and the termination of employment or consulting services provided to Petroamerica and its subsidiaries will be no more than $3.8 million, excluding the payments disclosed in 2.8(c) and the payments to employees under Section 2.9(b).

(b)	From and after the Effective Time, the Purchaser covenants and agrees to honour and comply in all material respects with the terms of all existing change of control agreements and employment and severance obligations of Petroamerica and its subsidiaries in accordance with Applicable Laws.

2.10	Public Communications

The Parties shall advise, consult and cooperate with each other prior to issuing, or permitting any of their Representatives to issue any news releases or otherwise make public statements with respect to this Agreement, the Arrangement, the transactions with respect thereto, from the date hereof until the Effective Time. The Parties shall not issue any such news releases or make any such public statement prior to such consultation, except as may be required by this Agreement or Applicable Laws including, for greater certainty, in order to fulfill continuous disclosure obligations under Applicable Laws, but only after using its reasonable commercial efforts to consult each other taking into account the time constraints to which it is subject as a result of such law or obligation.

2.11	Indemnities and Directors’ and Officers’ Insurance

(a)	The Purchaser agrees that after the Effective Time, Petroamerica and its subsidiaries and their respective successors shall fulfill their respective obligations pursuant to, and shall not take any actions to terminate or materially adversely affect, indemnities provided or available to past and present officers and directors of Petroamerica and its subsidiaries pursuant to the provisions of the constating documents of Petroamerica and its subsidiaries, applicable corporate legislation and any written indemnity agreements which have been entered into between Petroamerica and its subsidiaries and such officers and directors effective on or prior to the date hereof to the extent that such written indemnity agreements are disclosed in Section 2.11(a) of the Petroamerica Disclosure Letter.

(b)	Prior to the Effective Date, Petroamerica and its subsidiaries shall be entitled to secure “run off” directors’ and officers’ liability insurance for its current officers and directors covering claims made prior to or within a period of up to six years after the Effective Date, provided that the aggregate premiums payable pursuant to such policy shall not exceed 250% of Petroamerica’s current annual aggregate premium for such directors’ and officers’ liability policies currently maintained by it and its subsidiaries, and the Purchaser agrees to not take or permit any action to be taken by or on behalf of Petroamerica and its subsidiaries to terminate or adversely affect such directors’ and officers’ insurance. If a “run off” or trailing policy is not available on such terms, then Purchaser agrees that, for the entire period from the Effective Time until six years after the Effective Time, the Purchaser will cause Petroamerica or any successor to Petroamerica to maintain Petroamerica’s current directors’ and officers’ insurance policy or an equivalent policy, subject in either case to terms and conditions no less advantageous to the directors and officers of Petroamerica and its subsidiaries than those contained in the policy in effect on the date hereof, for all present and former directors and officers of Petroamerica and its subsidiaries, covering claims made prior to or within six years after the Effective Time.

2.12	Tax Withholdings

The Purchaser shall be entitled to deduct and withhold from any consideration otherwise payable to any Petroamerica Shareholder and, for greater certainty, from any amount payable to a Petroamerica Shareholder who has validly exercised, and not withdrawn, Dissent Rights, as the case may be, under the Plan of Arrangement, such amounts as the Purchaser is required to deduct and withhold from such consideration and remit in accordance with applicable Tax laws and administrative policy of the Canada Revenue Agency. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes as having been paid to the Petroamerica Shareholder, in respect of which such deduction, withholding and remittance was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. In connection with any amount required to be withheld pursuant to the Plan of Arrangement, the Purchaser may direct the Depositary to withhold such number of the Purchaser Shares that may otherwise be paid to such Petroamerica Shareholder under the Plan of Arrangement and, subject to Applicable Laws, to sell Purchaser Shares on the TSX or NYSE MKT for cash proceeds to be used for such withholding.

2.13	Articles of Arrangement.

Petroamerica shall amend the Plan of Arrangement from time to time at the reasonable request of the Purchaser, provided that no such amendment is inconsistent with the Interim Order, the Final Order, applicable terms of this Agreement or is prejudicial to Petroamerica Shareholders or other Petroamerica securityholders to be bound by the Plan of Arrangement.

2.14	Closing.

The closing of the Arrangement will take place at the offices of legal counsel to Petroamerica, or at such other location as may be agreed upon by the Parties.

2.15	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Certificate shall be conclusive evidence that the Arrangement has become effective as of the Effective Time. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about January 29, 2016 or as soon thereafter as reasonably practicable and, in any event, by the Outside Date.

2.16	U.S. Securities Laws

The Arrangement shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Arrangement (both procedurally and substantively) at a hearing at which Petroamerica Shareholders have a right to appear and grants the Final Order, the issuance of the Purchaser Shares issuable to Petroamerica Shareholders under the Arrangement will not require registration under the U.S. Securities Act, in reliance upon Section 3(a)(10) thereof. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.16.

2.17	List of Securityholders

At the reasonable request of the Purchaser from time to time, and in compliance with Applicable Laws, Petroamerica shall, or shall direct its registrar and transfer agent to, provide the Purchaser with a list of the registered Petroamerica Shareholders and all other securityholders of Petroamerica, together with their addresses and respective holdings of Petroamerica Shares and all other securities of Petroamerica, and with a list of the names and addresses and holdings of all persons having rights issued by Petroamerica to acquire Petroamerica Shares and other securities of Petroamerica (including holders of Petroamerica Options, Petroamerica SARs and Petroamerica CVRs), and a list of participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and the Depository Trust Company, and non-objecting beneficial owners of Petroamerica Shares and all other securityholders of Petroamerica, together with their addresses and respective holdings of Petroamerica Shares and all other securities of Petroamerica. Petroamerica shall from time to time require that its registrar and transfer agent furnish Purchaser with such additional information, including updated or additional lists of Petroamerica Shareholders and lists of holdings and other assistance as the Purchaser may reasonably request.

Article 3
COVENANTS

3.1	Covenants of the Purchaser

From the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except with the prior written consent of Petroamerica and except as otherwise expressly permitted or specifically contemplated by this Agreement or as otherwise required by Applicable Laws:

(a)	other than as disclosed in writing to Petroamerica: (i) other than as disclosed in Section 3.1(a) of the Purchaser Disclosure Letter, the Purchaser’s business shall be conducted in the Ordinary Course; and (ii) the Purchaser shall use reasonable commercial efforts to preserve intact its business, organization, assets, properties and goodwill and maintain satisfactory relationships with suppliers, distributors, customers and others having advantageous business relationships with it, in each case, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect on the Purchaser;

(b)	the Purchaser shall not, directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) other than pursuant to the Purchaser’s normal course issuer bid, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (iv) split, combine or reclassify any of its securities unless the Exchange Ratio is adjusted appropriately to give effect thereto; (v) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution or reorganization of the Purchaser; (vi) reduce the stated capital of the Purchaser or any of the outstanding the Purchaser Shares; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)	the Purchaser will provide to Petroamerica, prior to filing or issuance of the same, any proposed public disclosure document, including without limitation, any news release or material change report, subject to the Purchaser’s obligations under Applicable Laws to make continuous disclosure and timely disclosure of material information, and Petroamerica agrees to keep such information confidential until it is filed as part of the Purchaser Public Record;

(d)	the Purchaser shall cause its current insurance (or re-insurance) policies or those policies of its subsidiaries (including, to the extent reasonably within its control, any such policies obtained by third parties on behalf of the Purchaser or its subsidiaries) not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect and shall pay all premiums in respect of such insurance policies that become due prior to the Effective Date;

(e)	neither the Purchaser nor the Purchaser Board nor any subsidiary controlled by the Purchaser will agree or consent to the release of any director or officer of the Purchaser or any subsidiary controlled by the Purchaser from any fiduciary duty owed by such person to the Purchaser or the holders of Purchaser Shares, including and without limitation, as would allow any such person to pursue any corporate opportunities that would otherwise be the property of the Purchaser or any subsidiary controlled by the Purchaser;

(f)	the Purchaser and its subsidiaries shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might, directly or indirectly, interfere or affect the consummation of the Arrangement, or that would render, or would reasonably be expected to render, any representation or warranty made by the Purchaser in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(g)	the Purchaser shall promptly notify Petroamerica in writing of any material adverse change (actual, anticipated, contemplated or, to the knowledge of the Purchaser threatened, financial or otherwise) in its or its subsidiaries’ business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise;

(h)	the Purchaser shall promptly advise Petroamerica in writing of any material breach by the Purchaser of any representation, warranty, covenant, obligation or agreement contained in this Agreement;

(i)	the Purchaser will use its reasonable commercial efforts to take all necessary action to give effect to the transactions contemplated by this Agreement and the Arrangement, including using its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Section 5.1 and Section 5.3 as soon as reasonably practicable, to the extent the fulfillment of the same is within the control of the Purchaser;

(j)	the Purchaser shall use its reasonable commercial efforts to obtain the written consent of any third parties as are required for the consummation of the Arrangement or as otherwise contemplated hereby;

(k)	the Purchaser will use reasonable commercial efforts to maintain the listing of the Purchaser Shares on the TSX and the NYSE MKT and to continue to maintain its status as a “reporting issuer” (or similar designation) in all provinces of Canada where it is a reporting issuer as of the date of this Agreement;

(l)	the Purchaser will make application to the TSX and the NYSE MKT for approval to, upon completion of the Arrangement, list the Purchaser Shares that will be issuable to the Petroamerica Shareholders pursuant to the Arrangement and pursuant to the exercise of the Petroamerica CVRs after the Effective Time, and shall use its reasonable commercial efforts to obtain such approval, subject to customary conditions;

(m)	the Purchaser shall cause to be taken all corporate action to allot and reserve for issuance the Purchaser Shares to be issued in exchange for the Petroamerica Shares;

(n)	except for non-substantive communications, and communications that the Purchaser is required to keep confidential pursuant to Applicable Laws, the Purchaser shall furnish promptly to Petroamerica or Petroamerica’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by the Purchaser from Governmental Authorities in connection with: (i) the Arrangement; (ii) any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; and (iii) any dealings with Governmental Authorities in connection with the transactions contemplated by this Agreement;

(o)	the Purchaser shall: (i) on the Effective Date, provide the Depositary an irrevocable direction authorizing and directing the Depositary to deliver the cash consideration payable and the Purchaser Shares issuable pursuant to the Arrangement to holders of the Petroamerica Shares in accordance with the Plan of Arrangement; and (ii) on the Business Day immediately preceding the Effective Date, provide sufficient funds to permit the Depositary to pay the cash consideration payable by it under the Plan of Arrangement if the Arrangement becomes effective;

(p)	the Purchaser shall use all reasonable commercial efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all Applicable Laws to complete the Arrangement, in accordance with the terms thereof, including using its reasonable commercial efforts to:

(i)	obtain all necessary Authorizations and filings as are required to be obtained or made by the Purchaser under any Applicable Laws and to satisfy any condition provided for under this Agreement;

(ii)	oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affect its ability to consummate the Arrangement; and

(iii)	co-operate with Petroamerica in connection with the performance by it of its obligations hereunder;

(q)	the Purchaser will use its reasonable commercial efforts to assist Petroamerica in obtaining the Interim Order and the Final Order and to carry out the intent or effect of this Agreement and the Arrangement; and

(r)	the Purchaser will use its reasonable commercial efforts to defend all material lawsuits and other legal, regulatory and other proceedings arising after the date hereof against it challenging or affecting this Agreement, the Arrangement or the transactions contemplated hereby.

3.2	Covenants of Petroamerica

From the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except with the prior written consent of the Purchaser, and except as otherwise expressly permitted or specifically contemplated by this Agreement or as required by Applicable Laws:

(a)	other than as disclosed in writing to the Purchaser: (i) Petroamerica’s business shall be conducted only in the Ordinary Course (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good oil and gas industry practice and the agreements, including the Documents of Title, and Applicable Laws and Authorizations, governing the ownership and operation of such property); and (ii) Petroamerica shall use reasonable commercial efforts to preserve intact its business, organization, assets, properties and goodwill and maintain satisfactory relationships with suppliers, distributors, customers and others having advantageous business relationships with it, in each case, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect on Petroamerica.;

(b)	Petroamerica shall consult with the Purchaser in respect of the ongoing material business and affairs of Petroamerica and its subsidiaries and keep the Purchaser apprised of all material developments relating thereto;

(c)	Petroamerica shall not, and shall not permit any of its subsidiaries to, directly or indirectly, do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (iv) issue (other than any Petroamerica Shares issued on the exercise of outstanding Petroamerica Options as of the date hereof), grant, sell or pledge or agree to issue, grant, sell or pledge any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares, including Petroamerica Shares; (v) split, combine or reclassify any of its securities; (vi) pursue, complete or agree to complete any corporate acquisition or disposition, amalgamation, merger, arrangement, (vii) make any material change to the business, capital or affairs of Petroamerica or any of its subsidiaries; (viii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Petroamerica or any of its subsidiaries; (ix) reduce the stated capital of Petroamerica or any of its subsidiaries or any of the outstanding Petroamerica Shares; or (x) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(d)	Petroamerica and each of its subsidiaries shall: (i) notify the Purchaser within 48 hours of Petroamerica’s knowledge of any community blockage or any other type of interruptions of the ongoing operations under any operated E&P Contract due to problems with the communities or landowners or any other Governmental Authority and shall consult and seek the Purchaser’s approval before entering into any other agreement with the communities or landowners; and (ii) consult and seek the Purchaser’s approval prior to sending any further technical proposal or adopting any other technical decision related to the ongoing operations under an operated E&P Contract not previously approved under the work program and budget of the operated E&P Contract;

(e)	other than as provided for in the Petroamerica capital budget for 2015 as appended to the Petroamerica Disclosure Letter, Petroamerica and its subsidiaries shall not, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets having an individual value in excess of $100,000, other than production in the Ordinary Course; (ii) expend or commit to expend more than $100,000 individually or $300,000 in the aggregate with respect to any capital expenditures or future commitments; (iii) expend or commit to expend any amounts with respect to any operating expenses or general and administrative expenses; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (v) acquire any assets with an acquisition cost in excess of $100,000 individually or $300,000 in the aggregate; (vi) incur any indebtedness for borrowed money in or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of (A) fees payable to legal, financial and other advisors in respect of the Arrangement as disclosed in Section 3.2(e) of the Petroamerica Disclosure Letter, and (B) in the Ordinary Course; (vii) pay, discharge or satisfy any material claims, liabilities or obligations except as reflected or reserved against in the Petroamerica Financial Statements; (viii) authorize, recommend or propose any release or relinquishment or any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material Authorization or E&P Contract; (x) enter into or terminate any hedges, swaps or other financial instruments or like transactions; or (xi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or transaction to do any of the foregoing;

(f)	other than as required by Applicable Law in Colombia and in connection with the payments contemplated by Section 2.9(a), neither Petroamerica nor any of its subsidiaries shall: (i) hire any officer or director; (ii) increase the compensation of any officer, director, employee or consultant in any form; (iii) take any action with respect to the amendment of any severance or termination pay policies or arrangements for any officers, directors, employees or consultants; (iv) grant any advance or any loan to any officer or director or any other party; or (v) adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, stock purchase plan, fund or arrangement for the benefit of officers, directors, employees or consultants, including the Petroamerica Option Plan, the Petroamerica SAR Plan, the Petroamerica Options and the Petroamerica SARs, except in each case as disclosed in Section 3.2(f) of the Petroamerica Disclosure Letter;

(g)	Petroamerica will promptly provide to the Purchaser, prior to filing or issuance of the same, any proposed public disclosure document, including any news release or material change report, subject to Petroamerica’s obligations under Applicable Laws to make continuous disclosure and timely disclosure of material information, and the Purchaser agrees to keep such information confidential until it is filed as part of the Petroamerica Public Record;

(h)	Petroamerica shall cause its current insurance (or re-insurance) policies or those policies of its subsidiaries (including, to the extent reasonably within its control, any such policies obtained by third parties on behalf of Petroamerica or its subsidiaries) not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect and shall pay all premiums in respect of such insurance policies that become due prior to the Effective Date;

(i)	Petroamerica and its subsidiaries shall withhold from any payment made to any of their present or former directors, officers, employees or consultants contemplated by this Agreement all amounts required by law or administrative practice to be withheld by it on account of Taxes and other source deductions;

(j)	neither Petroamerica nor the Petroamerica Board nor any subsidiary of Petroamerica will agree or consent to the release of any director or officer of Petroamerica or any subsidiary of Petroamerica from any fiduciary duty owed by such person to Petroamerica or any subsidiary of Petroamerica or the Petroamerica Shareholders, including as would allow any such person to pursue any corporate opportunities that would otherwise be the property of Petroamerica or any of its subsidiaries;

(k)	Petroamerica shall not take any action, refrain from taking any action, permit any action to be taken or not taken by it or any of its subsidiaries, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement, or that would render, or would reasonably be expected to render, any representation or warranty made by Petroamerica or by Petroamerica on behalf of its subsidiaries in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(l)	Petroamerica shall promptly notify the Purchaser in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Petroamerica threatened, financial or otherwise) in its or its subsidiaries’ business, operations, affairs, assets, capitalization, financial condition, Authorizations, rights, privileges or liabilities, whether contractual or otherwise, including the destruction or loss of or any material damage to any of its Oil and Gas Assets (whether or not insured), any release, spills, releases, deposits, discharges or emissions of Hazardous Substances, including Hydrocarbons, that would be required to be reported to a Governmental Authority pursuant to any under Applicable Law, or of any change in any representation or warranty provided by Petroamerica or by Petroamerica on behalf of its subsidiaries in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Petroamerica shall in good faith discuss with the Purchaser any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Petroamerica threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to the Purchaser pursuant to this provision;

(m)	Petroamerica shall promptly advise the Purchaser in writing of any breach by Petroamerica of any representation, warranty, covenant, obligation or agreement contained in this Agreement;

(n)	Petroamerica will use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as practicable, to the extent the satisfaction of the same is within the control of Petroamerica;

(o)	Petroamerica will use its reasonable commercial efforts to take all necessary action to give effect to the transactions contemplated by this Agreement and the Arrangement, including using its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Section 5.1 and Section 5.2 as soon as reasonably practicable, to the extent the fulfillment of the same is within the control of Petroamerica;

(p)	Petroamerica shall use reasonable commercial efforts to ensure that it has available funds to make, within the time periods contemplated herein, the payment of the Termination Fee having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(q)	Petroamerica shall use its reasonable commercial efforts to obtain the written consent of any third parties as are required for the consummation of the Arrangement or as otherwise contemplated hereby;

(r)	except for non-substantive communications with the holders of securities of Petroamerica, and communications that Petroamerica is required to keep confidential pursuant to Applicable Laws, Petroamerica shall furnish promptly to the Purchaser or the Purchaser’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Petroamerica from holders of securities of Petroamerica or Governmental Authorities in connection with: (i) the Arrangement; (ii) the Petroamerica Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; and (iv) any dealings with Governmental Authorities in connection with the transactions contemplated by this Agreement;

(s)	Petroamerica shall provide to the Purchaser all such information respecting its business, operations and affairs as may be reasonably requested from time to time by the Purchaser;

(t)	Petroamerica and its subsidiaries shall:

(i)	duly and timely file all Returns required to be filed by it and duly and timely file all required Returns on or after the date hereof but prior to the Effective Time (including all applicable Returns for its most recent financial year end) and ensure that all such Returns are true, complete and correct in all material respects;

(ii)	timely pay all Taxes that are due and payable prior to the Effective Time (other than those that are being contested in good faith and in respect of which reserves have been provided in the Petroamerica Financial Statements);

(iii)	not make a request for a Tax ruling or enter into any agreement with any taxing authorities;

(iv)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes;

(v)	not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the taxation year ending December 31, 2014 and prior to the date hereof, except as may be required by Applicable Laws;

(vi)	properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the Ordinary Course, for all Taxes accruing in respect of Petroamerica which are not due or payable prior to the Effective Date;

(vii)	not, directly or indirectly, reduce the amount or amend the characterization of any of its individual categories of tax attributes, including any of its resource pools or non-capital loss carry forwards; and

(viii)	not make any Tax filings outside the Ordinary Course, including making, amending or rescinding any Return, election or designation, without the consent of the Purchaser, such consent not to be unreasonably withheld, except where the failure to comply with any of the foregoing, individually or collectively, would not have a Material Adverse Effect on Petroamerica;

(u)	Petroamerica will cooperate with the Purchaser in making application to the TSX and the NYSE MKT for approval to, upon completion of the Arrangement, list the Purchaser Shares that will be issuable to the Petroamerica Shareholders pursuant to the Arrangement and upon exercise of the Petroamerica CVRs; and

(v)	Petroamerica will use all reasonable commercial efforts to obtain, within seven days of the date hereof, further Petroamerica Support Agreements (in the same form as the signed Petroamerica Support Agreements) from additional Petroamerica Supporting Shareholders holding at least an additional 10% of the issued and outstanding Petroamerica Shares.

3.3	Mutual Covenants Regarding the Arrangement

From the date hereof until the earlier of the completion of the Arrangement and the termination of this Agreement in accordance with Article 7, each Party shall:

(a)	use its reasonable commercial efforts to complete the Arrangement on or before January 29, 2016 and, in any event, no later than the Outside Date;

(b)	use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts to:

(i)	obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts; and

(ii)	obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and Authorizations and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated by this Agreement;

(c)	use its reasonable commercial efforts to effect all necessary registrations and filings and submissions of information requested by Governmental Authorities or required to be effected or submitted by it in connection with the Arrangement, and to obtain all necessary consents, waivers and approvals (including Regulatory Approvals) required to be obtained by it in connection with the Arrangement; and

(d)	use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including to maintain ongoing communications as between representatives of the Parties, subject in all cases to the Petroamerica Confidentiality Agreement and the Purchaser Confidentiality Agreement, as the case may be.

3.4	Petroamerica’s Covenants Regarding Non-Solicitation

(a)	Petroamerica shall, and shall cause its subsidiaries and Representatives to immediately cease and terminate, and cause to be ceased and terminated, any solicitation, encouragement, discussion or negotiations commenced prior to the date of this Agreement with any person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(i)	immediately discontinue access to and disclosure of all information, including the Petroamerica Data Room and any confidential information, properties, facilities, books and records of Petroamerica or any of its subsidiaries; and

(ii)	within two Business Days’ request, exercise all rights it has to require (A) the return or destruction of all copies of any confidential information regarding Petroamerica or any of its subsidiaries provided to any person other than the Purchaser pursuant to confidentiality agreements that remain in effect, and (B) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Petroamerica or any of its subsidiaries, using its best commercial efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(b)	Petroamerica represents and warrants that it has not waived any confidentiality, standstill, non-disclosure or similar agreement or restriction to which it or any of its subsidiaries is a party, except to permit submissions of expressions of interest prior the date of this Agreement, and covenants and agrees that: (i) it shall take all necessary action to enforce each confidentiality, standstill, non-disclosure or similar agreement or restriction; and (ii) neither it, nor any of its subsidiaries nor any of their respective Representatives have released or will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any person from, or waive, amend, suspend or otherwise modify such person’s obligations respecting Petroamerica, or any of its subsidiaries, under any confidentiality, standstill, non-disclosure or similar agreement or restriction to which it or any of its subsidiaries is a party. Petroamerica further covenants and agrees that it will not waive the application of the Petroamerica Shareholder Rights Plan in favour of any person other than the Purchaser.

(c)	If Petroamerica or any of its subsidiaries or any of their respective Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Petroamerica or any of its subsidiaries, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Petroamerica or any of its subsidiares, Petroamerica shall immediately notify the Purchaser, at first orally, and then promptly and in any event within 24 hours in writing, of:

(i)	such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request; and

(ii)	at the Purchaser’s reasonable request, the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

(d)	Except as expressly provided in this Section 3.4, Petroamerica shall not, directly or indirectly, do or authorize or permit any of its subsidiaries or Representatives, to do any of the following:

(i)	solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Petroamerica or any of its subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)	enter into or otherwise engage or participate in any discussions or negotiations with any person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iii)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, the Petroamerica Board Recommendation;

(iv)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced or publicly proposed Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to any Acquisition Proposal for a period of no more than three Business Days following the formal announcement of such Acquisition Proposal will not be considered to be in violation of this Section 3.4(d) provided the Petroamerica Board has rejected such Acquisition Proposal and affirmed the Petroamerica Board Recommendation before the end of such three Business Day period); or

(v)	enter into or publicly propose to enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement referred to in Section 3.4(d)(vi)(D)).

provided, however, that notwithstanding the foregoing provisions of this Section 3.4(d), if at any time prior to the Petroamerica Meeting, Petroamerica receives a written Acquisition Proposal, it may:

(vi)	engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of Petroamerica and its subsidiaries, if and only if:

(A)	the Petroamerica Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal;

(B)	such person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with Petroamerica or any of its subsidiaries;

(C)	Petroamerica has been, and continues to be, in compliance with its obligations under this Section 3.4;

(D)	prior to providing any such copies, access, or disclosure, Petroamerica enters into a confidentiality and standstill agreement with such person on terms no more favourable to such person than the Petroamerica Confidentiality Agreement and any copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to the Purchaser; and

(E)	Petroamerica promptly provides the Purchaser with:

(1)	prior written notice stating Petroamerica’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and

(2)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 3.4(d)(vi)(D).

(e)	If Petroamerica receives an Acquisition Proposal that constitutes a Superior Proposal prior to approval of the Arrangement Resolution by the Petroamerica Shareholders, the Petroamerica Board, may, subject to compliance with Section 7.2, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(i)	the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar restriction;

(ii)	Petroamerica has been, and continues to be, in compliance with its obligations under this Section 3.4;

(iii)	Petroamerica has delivered to the Purchaser a written notice of the determination of the Petroamerica Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Petroamerica Board to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice regarding the value and financial terms that the Petroamerica Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under the Acquisition Proposal (the “Superior Proposal Notice”);

(iv)	Petroamerica has provided the Purchaser with a copy of the definitive agreement for the Superior Proposal and all supporting agreements, if any;

(v)	at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from Petroamerica;

(vi)	during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 3.4(f) to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii)	if the Purchaser has offered to amend this Agreement and the Arrangement under Section 3.4(f), the Petroamerica Board has determined in good faith, after consultation with their outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 3.4(f);

(viii)	after the Matching Period, the Petroamerica Board has determined in good faith, after consultation with outside legal counsel that it is necessary for Petroamerica to enter into a definitive agreement with respect to such Superior Proposal in order for the Petroamerica Board to act in a manner consistent with its fiduciary duties; and

(ix)	prior to or concurrently with entering into such definitive agreement Petroamerica terminates this Agreement pursuant to Section 7.1(d)(ii) and pays the Termination Fee pursuant to Section 7.2.

(f)	During the Matching Period, or such longer period as Petroamerica may approve in writing for such purpose: (i) the Petroamerica Board shall review any offer under Section 3.4(e)(vi) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) Petroamerica shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Petroamerica Board determines that such Acquisition Proposal would cease to be a Superior Proposal, it shall promptly so advise the Purchaser and the Parties shall amend this Agreement to reflect such offer, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(g)	Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 3.4 and, if applicable, the Purchaser shall be afforded a new five Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and a copy of the proposed definitive agreement for the new Superior Proposal from Petroamerica.

(h)	The Petroamerica Board shall promptly reaffirm the Petroamerica Board Recommendation by press release after any Acquisition Proposal is publicly made if: (i) the Acquisition Proposal is determined not to be a Superior Proposal; or (ii) a proposed amendment to the terms of this Agreement as contemplated under Section 3.4(f) would result in an Acquisition Proposal no longer being a Superior Proposal. The Purchaser and its outside legal counsel shall be provided with a reasonable opportunity to review the form and content of any such press release and all reasonable amendments to such press release as requested by the Purchaser and its legal counsel shall be made to such press release.

(i)	If Petroamerica provides a Superior Proposal Notice to the Purchaser after a date that is less than five Business Days before the Petroamerica Meeting, the Parties shall either proceed with or postpone the Petroamerica Meeting, as determined by the Petroamerica Board, acting reasonably in a manner consistent with its fiduciary duties, to a date that is not more than five Business Days after the scheduled date of the Petroamerica Meeting but before the Outside Date, to the extent permitted by Applicable Law.

(j)	Petroamerica may comply with MI 62-104 and similar provisions under Canadian Securities Laws relating to the provision of directors’ circulars’ and make appropriate disclosure with respect thereto to its securityholders.

(k)	Without limiting the generality of the foregoing, Petroamerica shall advise its subsidiaries and its and their Representatives of the prohibitions set out in this Section 3.4 and any violation of the restrictions set forth in this Section 3.4 by any such subsidiary or Representative shall be deemed to be a breach of this Section 3.4 by Petroamerica.

3.5	Access to Information

(a)	From and after the date hereof until the earlier of the Effective Time or the termination of this Agreement, Petroamerica shall, subject to compliance with Applicable Laws and the terms of any contracts, upon reasonable notice, provide the Purchaser and its Representatives access, during normal business hours and at such other time or times as the Purchaser may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to the Purchaser all information concerning its business, properties and personnel as the Purchaser may reasonably request in order to permit the Purchaser to be in a position to expeditiously and efficiently integrate Petroamerica’s business and operations immediately upon, but not prior to, the Effective Date.

(b)	Petroamerica agrees to keep the Purchaser fully apprised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent manager of the business and operations of Petroamerica. Petroamerica shall confer with and obtain the Purchaser’s approval (not to be unreasonably withheld or delayed) prior to taking action (other than in emergency situations) with respect to all material operational matters with respect to its business;

(c)	Without limiting the generality of any of the other provisions of this Agreement, Petroamerica shall make available to the Purchaser all land, legal, title documents and related files, geologic maps, well files and well logs, books, papers, financial information, Authorizations, environmental audits, assessments and reports, all correspondence sent to or received by any Governmental Authority and pertinent documents or agreements, as reasonably requested by the Purchaser.

(d)	The Parties acknowledge and agree that all information provided by Petroamerica to the Purchaser pursuant to this Section 3.5 shall remain subject to the provisions of the Petroamerica Confidentiality Agreement.

3.6	Resignations;

Petroamerica shall use its reasonable commercial efforts to obtain and deliver to the Purchaser at the Effective Time, resignations effective as of the Effective Time of all of the directors and officers of Petroamerica and its subsidiaries as requested by the Purchaser. Such resignations shall be received in consideration for the Purchaser and Petroamerica providing releases to, and receiving releases from, each such person (the “Mutual Releases”), which Mutual Releases shall be in a form mutually acceptable to the Purchaser and Petroamerica, acting reasonably, and contain exceptions for amounts or obligations owing to such directors and/or officers, including bonus, severance and change of control payments, other payments due pursuant to the Arrangement as a Petroamerica Shareholder, benefits and other compensation or pursuant to directors’ and officers’ indemnities or insurance arrangements. In addition, Mutual Releases shall be provided to, and Petroamerica shall use its reasonable commercial efforts to obtain from those employees and consultants of Petroamerica and its subsidiaries who receive severance or termination payments as a consequence of the Arrangement, such Mutual Releases.

3.7	Pre-Acquisition Reorganization

(a)	Petroamerica and its subsidiaries use commercially reasonable efforts to co-operate with the Purchaser in structuring, planning and implementing any reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”) that might be undertaken and the manner in which they would most effectively be undertaken.

(b)	Petroamerica and its subsidiaries will not be obligated to participate in any Pre-Acquisition Reorganization under Section 3.7(a) unless such Pre-Acquisition Reorganization: (i) can be completed immediately prior to the Effective Date, and can be unwound in the event the Arrangement is not consummated without adversely affecting Petroamerica and its subsidiaries in any material manner; (ii) is not prejudicial to Petroamerica and its subsidiaries or Petroamerica Shareholders, as a whole, in any material respect; (iii) it does not require the Representatives of Petroamerica to take any action in any capacity other than as a director, officer or employee, as the case may be; and (iv) does not impair the ability of Petroamerica to consummate, and will not materially delay the consummation of, the Arrangement. For clarity, in no circumstances shall Petroamerica or its subsidiaries be required to take any action if the Petroamerica Board, based on advice of outside legal counsel, determines that taking such action would breach Applicable Laws.

(c)	The Purchaser must provide written notice to Petroamerica of any proposed Pre-Acquisition Reorganization no later than 30 days from the date of this Agreement. Upon receipt of such notice and subject to Section 3.7(b), Petroamerica and its subsidiaries and the Purchaser shall work cooperatively and use their reasonable commercial efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement and shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date (but after the Purchaser has waived or confirmed that all of the conditions set out in Section 5.1 and Section 5.2 have been satisfied).

(d)	The Purchaser agrees that, except in the case of termination of this Agreement by the Purchaser under Section 7.1(c)(i) or Section 7.1(c)(ii) or Petroamerica under Section 7.1(d)(ii), it will be responsible for all costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless Petroamerica and its subsidiaries from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization) and that any Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of Petroamerica under this Agreement has been breached.

3.8	Privacy Issues

(a)	For the purposes of this Section 3.8, “Transferred Information” means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as a representative of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its Representatives (for purposes of this Section 3.8, “Recipient”) by or on behalf of the other Party (for purposes of this Section 3.8, “Disclosing Party”) as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement.

(b)	Each Disclosing Party covenants and agrees to, upon request, use reasonable commercial efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by Applicable Laws, obtained the consent of such individual to such use or disclosure.

(c)	In addition to its other obligations hereunder, the Recipient covenants and agrees to:

(i)	prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;

(ii)	after the completion of the transactions contemplated herein,

(A)	collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (a) the Disclosing Party or Recipient has first notified such individual of such additional purpose, and where required by Applicable Laws, obtained the consent of such individual to such additional purpose, or (b) such use or disclosure is permitted or authorized by Applicable Laws, without notice to, or consent from, such individual; and

(B)	where required by Applicable Laws, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to the Recipient;

(iii)	return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and

(iv)	notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to the Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Laws, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Applicable Laws.

(d)	The foregoing is without restriction to the terms of the Petroamerica Confidentiality Agreement and the Purchaser Confidentiality Agreement.

Article 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of the Purchaser

Except as set forth in the correspondingly numbered paragraph of the Purchaser Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any Section of the Purchaser Disclosure Letter shall only be deemed to be an exception to (or, as applicable, disclosure for the purposes of) the representations and warranties of the Purchaser that are contained in the corresponding Section of this Agreement), the Purchaser hereby makes the representations and warranties set forth in this Section 4.1 to and in favour of Petroamerica and acknowledges that Petroamerica is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)	Other than subsidiaries which do not currently carry on business, each of the Purchaser and its subsidiaries is a corporation or partnership duly incorporated, formed or continued, as the case may be, and is validly subsisting under the laws of its jurisdiction of incorporation or continuance, as applicable, and each of the Purchaser and its subsidiaries has the requisite power and authority to carry on its business as it is now being conducted and to own, lease and operate its respective properties and assets.

(b)	Other than subsidiaries which do not currently carry on business, each of the Purchaser and its subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on the Purchaser and its subsidiaries, taken as a whole.

(c)	Other than as disclosed in the Purchaser Public Record, the Purchaser has no material direct or indirect subsidiaries.

(d)	As of the date hereof, the Purchaser is the beneficial direct or indirect owner of all of the outstanding shares of each of its subsidiaries (other than with respect to issued and outstanding exchangeable shares) with good title thereto free and clear of any and all Encumbrances, options, rights of first refusal, defects of title, or restrictions or adverse rights or claims (other than those provided in the constating documents of such subsidiaries). There are no options, warrants or other rights, plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer of any securities of any of the Purchaser’s subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Purchaser’s subsidiaries. All outstanding securities of the Purchaser’s subsidiaries have been duly authorized and are validly issued as fully paid and non-assessable shares and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(e)	The Purchaser has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by the Purchaser of the transactions contemplated by this Agreement has been duly authorized by the Purchaser Board and no other corporate proceedings on the part of the Purchaser are or shall be necessary to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

(f)	Subject to the approval of the TSX and the NYSE MKT, and the issuance of the Interim Order and Final Order by the Court, neither the execution and delivery of this Agreement by the Purchaser, the consummation by the Purchaser of the transactions contemplated by this Agreement nor compliance by the Purchaser with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a penalty, forfeiture or a right of termination or acceleration under, or result in the creation of any Encumbrance, claim, trust, royalty or carried, participation, net profits or other third party interest, option, right of first refusal, right or privilege, preferential right and any agreement or arrangement (whether by law, contract or otherwise) capable of becoming any of the foregoing, upon any of the properties or assets of the Purchaser or any of its subsidiaries under, any of the terms, conditions or provisions of (A) the articles, bylaws or other constating documents of the Purchaser or any of its subsidiaries; or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which the Purchaser or any of its subsidiaries is a party or to which it, or its properties or assets, may be subject or by which the Purchaser or any of its subsidiaries is bound; or (ii) violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation in Canada applicable to the Purchaser or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Purchaser and its subsidiaries, taken as a whole, or prevent or materially impair or materially delay or could reasonably be expected to prevent or materially impair or delay the ability of the Purchaser to consummate the transactions contemplated by this Agreement by the Outside Date); or (iii) cause a suspension or revocation of any Authorization currently in effect which would have a Material Adverse Effect on the Purchaser.

(g)	Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement including the approval of the TSX and the NYSE MKT, the SIC Notice or which are required to be fulfilled post-Arrangement:

(i)	there is no legal impediment to the Purchaser’s consummation of the transactions contemplated by this Agreement; and

(ii)	no filing or registration with, or Authorization is necessary by the Purchaser or any of its subsidiaries in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such Authorization, which, if not received, would not prevent or materially impair or materially delay or could reasonably be expected to prevent or materially impair or delay the ability of the Purchaser to consummate the transactions contemplated by this Agreement by the Outside Date.

(h)	Subject to the approval of the TSX and the NYSE MKT, the approval of the Petroamerica Shareholders of the Arrangement Resolution, the SIC Notice and the approval of the Interim Order and Final Order by the Court, neither the execution and delivery of this Agreement by the Purchaser, the consummation by the Purchaser of the transactions contemplated by this Agreement nor compliance by the Purchaser with any of the provisions hereof, will require any consents or trigger any fees or termination rights except for such consents, fees or termination rights as would not have a Material Adverse Effect on the Purchaser or prevent or materially impair or materially delay or could reasonably be expected to prevent or materially impair or delay the ability of the Purchaser to consummate the transactions contemplated by this Agreement by the Outside Date.

(i)	The Purchaser is authorized to issue 570,000,000 Purchaser Shares. As at the date hereof, there are not more than 274,499,439 Purchaser Shares issued and outstanding. In addition, as of the date hereof there are not more than: (i) 8,596,666 Purchaser Shares issuable pursuant to exchangeable shares of the Purchaser; (ii) 12,920,506 Purchaser Shares issuable pursuant to the Purchaser’s stock option plan and there are no other securities, options, interests or other rights outstanding entitling the holder thereof to acquire securities of the Purchaser from treasury (other than restricted stock units of the Purchaser which entitle the holders thereof to receive, at the option of the Purchaser, Purchaser Shares, and which the Purchaser expects to settle in cash). All outstanding Purchaser Shares have been duly authorized and are validly issued as fully paid and non-assessable shares and are not subject to, nor have they been issued in violation of, any pre-emptive rights.

(j)	As of September 30, 2015 there was $nil Purchaser Net Debt and not less than U.S.$190 million of Purchaser Working Capital.

(k)	Except as disclosed in the Purchaser Public Record, since December 31, 2014:

(i)	there has not been any Material Adverse Change respecting the Purchaser from the position set forth in the Purchaser Financial Statements;

(ii)	there have been no material facts, transactions, events or occurrences which, to the knowledge of the Purchaser, could reasonably be expected to result in a Material Adverse Change respecting the Purchaser;

(iii)	each of the Purchaser and its subsidiaries has conducted its business only in the ordinary and normal course, consistent with past practice; and

(iv)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Purchaser or any of its subsidiaries has been incurred other than in the ordinary and normal course of business, consistent with past practice.

(l)	The Purchaser has no reason to believe that the Purchaser Reserves Report was not accurate in all material respects as at the effective date of such report and, except for any impact of changes in commodity prices, the Purchaser has no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in the Purchaser Reserves Report. The Purchaser provided to GLJ, prior to the issuance of the Purchaser Reserves Report, all information requested by GLJ, and such information did not contain any misrepresentation at the time such information was provided and there has been no Material Adverse Change in any of the material information so provided since the date thereof. The Purchaser believes that the Purchaser Reserves Report complies with the requirements of National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities and believes that the Purchaser Reserves Report reasonably presented the quantity and pre-tax present worth values of estimated oil and gas reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the Purchaser Reserves Report was prepared and the assumptions as to commodity prices and costs contained therein. GLJ has not provided any updates, amendments or revisions to the information contained in the Purchaser Reserves Report, nor has GLJ re-evaluated any of the reserves of the Purchaser since the Purchaser Reserves Report.

(m)	There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative material matter or proceeding (collectively, “Litigation”) against or involving the Purchaser or any of its subsidiaries, or in respect of the businesses, properties or assets of the Purchaser or any of its subsidiaries (whether in progress or, to the knowledge of the Purchaser, threatened), that if adversely determined, would reasonably be expected to have a Material Adverse Effect on the Purchaser or prevent or materially impair or materially delay or could reasonably be expected to prevent or materially impair or delay the ability of the Purchaser to consummate the transactions contemplated by this Agreement by the Outside Date and, to the knowledge of the Purchaser, no event has occurred which might reasonably be expected to give rise to any proceeding. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Purchaser or any of its subsidiaries in respect of their respective business, properties or assets that has had or would reasonably be expected to have a Material Adverse Effect on the Purchaser or prevent or materially impair or materially delay or could reasonably be expected to prevent or materially impair or delay the ability of the Purchaser to consummate the transactions contemplated by this Agreement by the Outside Date. With respect to any Litigation that has been settled by the Purchaser or any of its subsidiaries, the Purchaser and its subsidiaries have obtained appropriate releases or other documentation to ensure that such settlements are final and non-appealable.

(n)	The Purchaser Financial Statements fairly present, in accordance with GAAP, consistently applied, the financial position and condition of the Purchaser and its subsidiaries, taken as a whole, at the dates thereof and the results of the operations of the Purchaser and its subsidiaries for the periods then ended and reflect, in accordance with GAAP, consistently applied, all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Purchaser and its subsidiaries as at the dates thereof.

(o)	Neither the Purchaser nor any of its subsidiaries has received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its or any of its subsidiaries assets, business or operations and the Purchaser and each of its subsidiaries holds all Authorizations which are required under federal, provincial or local laws relating to the assets, business or operations of the Purchaser and its subsidiaries, except where the failure to comply with the foregoing would not have a Material Adverse Effect on the Purchaser. Other than as disclosed in writing by the Purchaser to Petroamerica, the assets of the Purchaser and each of its subsidiaries are and have been, since the Purchaser acquired its interests in such assets or such subsidiaries, as applicable, operated and maintained by it in compliance with all terms and conditions of Applicable Laws and Authorizations in all material respects.

(p)	No Securities Authority, other competent authority or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of the Purchaser or any of its subsidiaries, no such proceeding is, to the knowledge of the Purchaser, pending, contemplated or threatened and neither the Purchaser nor any of its subsidiaries is in material default of any requirement of any Applicable Laws.

(q)	Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on the Purchaser:

(i)	neither the Purchaser nor any of its subsidiaries is in violation of any Environmental Laws;

(ii)	the Purchaser and each of its subsidiaries has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances without violation of Environmental Laws;

(iii)	there have been no spills, releases, deposits, discharges or emissions of Hazardous Substances into the Environment by the Purchaser or any of its subsidiaries that have not been remedied;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Purchaser or any of its subsidiaries, including order or directors requiring the abandonment of any wells or the decommissioning, dismantling and/or disposal of any facilities or equipment in which the Purchaser or any of its subsidiaries holds an interest or for which any of them are responsible, have been received by the Purchaser or any of its subsidiaries;

(v)	neither the Purchaser nor any of its subsidiaries has failed to report to any Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;

(vi)	the Purchaser and each of its subsidiaries holds all Authorizations required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets (including its Oil and Gas Assets), all such Authorizations are in full force and effect; and

(vii)	except for notifications and conditions of general application to assets of reclamation obligations under legislation in the jurisdictions where is carries on a material portion of its business and any other jurisdiction in which it conducts its business, neither the Purchaser nor any of its subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Authorization issued pursuant thereto, or that any Authorization referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

(r)	Neither the Purchaser, any of its subsidiaries nor the Purchaser Board has agreed or consented to the release of any director or officer of the Purchaser from any fiduciary duty owed by such person to the Purchaser or any of its subsidiaries, including as would allow any such person to pursue any corporate opportunities that would otherwise be the property of the Purchaser or any of its subsidiaries.

(s)	The corporate records and minute books, books of account and other records of the Purchaser and each of its subsidiaries (whether of a financial or accounting nature or otherwise) have been maintained in accordance with, in all material respects, Applicable Laws and prudent business practice and will be complete and accurate in all material respects as at the Effective Date.

(t)	Other than as disclosed in the Purchaser Public Record, the Purchaser is not a party to any shareholder rights plan or any other form of plan, agreement, contract or instrument that shall trigger any rights to acquire Purchaser Shares or other securities of the Purchaser or its subsidiaries or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

(u)	All Returns required to be filed by each of the Purchaser and its subsidiaries have been duly filed on a timely basis and all Taxes shown to be payable on all Returns which have been filed or on subsequent assessments or reassessments with respect thereto have been paid in full on a timely basis.

(v)	Neither the Purchaser nor any of its subsidiaries has requested or entered into any agreement or other arrangement or executed any waiver providing for any extension of time: (i) to file any Return covering any Taxes for which it may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which it is or may be liable; (iii) pursuant to which the Purchaser or any of its subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) pursuant to which any Governmental Authority may assess, reassess or collect Taxes for which the Purchaser or any of its subsidiaries is or may be liable.

(w)	Except as would not have a Material Adverse Effect: (i) neither the Purchaser nor any of its subsidiaries is a party to any tax sharing agreement, tax indemnification agreement or other agreement or arrangement relating to Taxes with any person; and (ii) neither the Purchaser nor any of its subsidiaries has any liability for the Taxes of any other person under any applicable legislation, as a transferee or successor, by contract or otherwise.

(x)	The Purchaser has paid or provided adequate accruals in the Purchaser Financial Statements for the period ended December 31, 2014 for Taxes, including income Taxes and related future Taxes, in conformity with GAAP. The liability for Taxes under the Tax Act and other Applicable Law has been assessed for all taxation years up to and including December 31, 2014.

(y)	No material deficiencies exist or have been asserted with respect to Taxes. None of Purchaser or any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against the Purchaser, any of its subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of the Purchaser or any of its subsidiaries. Such Returns have never been audited by a Governmental Authority, nor is any such audit, assessment, reassessment, claim, action, suit, investigation or proceeding in process or, to the knowledge of the Purchaser, pending, threatened or issued and outstanding, which resulted in or could result in a claim for Taxes owing by the Purchaser or any of its subsidiaries, except where such audit, assessment, reassessment, claim, action, suit, investigation or proceeding would not individually or in the aggregate have a Material Adverse Effect on the Purchaser. Each of the Purchaser and its subsidiaries has withheld all Taxes required to be withheld by all Applicable Laws including the Tax Act and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable Governmental Authority. The Purchaser is not aware of any material contingent liabilities for Taxes or any grounds for assessment or reassessment including aggressive treatment of income, expenses, losses or other claims for deduction under any Return.

(z)	Any and all operations of the Purchaser and its subsidiaries, and to the knowledge of the Purchaser, any and all operations by third parties, on or in respect of the Oil and Gas Assets of the Purchaser, have been conducted in compliance with good oilfield practices and Applicable Law, except to the extent that such non-compliance would not in the aggregate have a Material Adverse Effect on the Purchaser.

(aa)	Although it does not warrant title, the Purchaser does not have reason to believe that each of the Purchaser and its subsidiaries does not have title to or the irrevocable right to produce and sell its Hydrocarbons (for the purposes of this clause, the foregoing are referred to as the “Purchaser Interests”) and does represent and warrant that the Purchaser Interests are free and clear of Encumbrances, adverse claims and any royalties, production payments, working interest reductions or other similar Encumbrances that are not properly reflected in the Purchaser Reserves Report, created by, through or under the Purchaser or any of its subsidiaries, except related to the Purchaser’s credit facilities or those arising in the Ordinary Course, and the Purchaser and its subsidiaries hold the Purchaser Interests under valid and subsisting leases, Authorizations, concessions, concession agreements, contracts, subleases, reservations or other agreements, except where the failure to so hold the Purchaser Interests would not have a Material Adverse Effect upon the Purchaser.

(bb)	The Purchaser is not aware of any defects, failures or impairments in the title of the Purchaser or any of its subsidiaries to its Oil and Gas Assets, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of the oil and natural gas reserves of the Purchaser shown in the Purchaser Reserves Report; (ii) the current production of the Purchaser and its subsidiaries taken as a whole; or (iii) the current cash flow of the Purchaser and its subsidiaries taken as a whole.

(cc)	All of the assets and property of the Purchaser including all entities “controlled by” the Purchaser for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, are located outside the United States and did not generate sales in or into the United States exceeding U.S.$76.3 million during the Purchaser’s most recently completed fiscal year.

(dd)	The Purchaser is not, and is not an affiliate of a person that is, registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(ee)	All royalties, production payments, shares of production or proceeds from the sale of production, bonuses, local benefits payments, rentals and other similar payments, and all ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of property or the production of Hydrocarbons or the receipt of proceeds therefrom, payable by or on behalf of the Purchaser or any of its subsidiaries in respect of its Oil and Gas Assets prior to the date hereof have been properly and fully paid and discharged, and there are no such amounts that are unpaid and could result in an Encumbrance on any of its Oil and Gas Assets or any of its subsidiaries, except where the failure to do so would not individually or in the aggregate have a Material Adverse Effect on Purchaser.

(ff)	No director, officer, insider or other non-arm’s length party to the Purchaser or any of its subsidiaries (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of the Purchaser or its subsidiaries.

(gg)	No director, officer, insider or other non-arm’s length party of the Purchaser or any of its subsidiaries is indebted to the Purchaser or any of its subsidiaries.

(hh)	To the knowledge of the Purchaser, the businesses of the Purchaser and each of its subsidiaries has been and is being operated in all material respects in full compliance with all Applicable Laws relating to employment, including employment standards, occupational health and safety, human rights, labour relations, workers compensation, pay equity and employment equity and neither the Purchaser nor any of its subsidiaries has received notice of any outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workers’ compensation legislation and neither the Purchaser nor any of its subsidiaries has been reassessed in any material respect under such legislation.

(ii)	Neither the Purchaser nor any of its subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business and to which the Purchaser or any of its subsidiaries is a party, compete in any geographic region, transfer or move any of its assets or operations, including obligations in the nature of an area of mutual interest or an area of exclusion, the sale of or commitment to sell any Hydrocarbon production or the dedication of any Hydrocarbons to or other commitment to the use of any facilities, except to the extent that such non-compliance would not in the aggregate have a Material Adverse Effect on the Purchaser.

(jj)	The Purchaser maintains policies of insurance in force at the date hereof naming the Purchaser or its subsidiaries, as applicable, as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the jurisdictions in which the Purchaser and its subsidiaries operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(kk)	There are no material liabilities or obligations of the Purchaser or of any of its subsidiaries other than liabilities or obligations: (i) disclosed in the Purchaser Disclosure Letter; (ii) disclosed in the Purchaser Financial Statements; (iii) incurred in the Ordinary Course since September 30, 2015; or (iv) incurred in connection with this Agreement or permitted by this Agreement.

(ll)	The average production of hydrocarbons produced by the Purchaser and its subsidiaries for October 2015 was 23,429 barrels of oil equivalent per day (net before royalty).

(mm)	To the knowledge of the Purchaser, no facts, circumstances or events exist or have existed that have resulted in or may result in the application of any of sections 80 to 80.04 of the Tax Act to the Purchaser.

(nn)	To the knowledge of the Purchaser, the Purchaser has not acquired property from, or disposed of property to, a person with whom the Purchaser was not dealing at arm’s length, within the meaning of the Tax Act, for consideration, the value of which is greater or less than the fair market value of the property acquired in circumstances which would subject it to a liability under section 69 or section 160 of the Tax Act or under any equivalent provisions of any applicable legislation.

(oo)	The Purchaser does not have any outstanding obligations to incur and/or renounce any Canadian “exploration expense” or “Canadian development expense”, as those terms are defined in the Tax Act, to any holder of Purchaser Shares that have not yet been fully expended and renounced.

(pp)	The operations of the Purchaser and each of its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”) to which the Purchaser or any of its subsidiaries is subject and no action, suit or proceeding by or before any court, Governmental Authority or arbitrator involving the Purchaser or any of its subsidiaries with respect to Money Laundering Laws is pending, or, to the best knowledge of the Purchaser, threatened.

(qq)	None of the Purchaser, any of its subsidiaries or its Representatives has made, offered or authorized and will not make, offer or authorize any payment, gift, promise or other advantage, whether directly or through any other person, to or for the use or benefit of any public official (including any person holding a legislative, administrative or judicial office, including any person employed by or acting on behalf of a public agency, a public enterprise or a public international organization) or any political party or political party official or candidate for office, where such payment, gift, promise or advantage would violate the CFPOA or any similar laws applicable to any such person. Specifically, no such person will take any action in furtherance of an offer or promise to pay, lend or give money or anything of value, directly or indirectly, to or for the use of any public official, or to any other person while knowing that all or a portion of such money or thing of value will be offered, given, loaned or promised, directly or indirectly, to or for the use of or benefit of any public official, for any of the following purposes: (i) influencing any act or decision of such public official in his or her official capacity; (ii) inducing such public official to do or omit to do any act in violation of the lawful duty of the public official; (iii) inducing such public official to use his or her influence with any governmental entity, public international organization or political party to affect or influence any act or decision of such entity; or (iv) securing any improper advantage to either assist a Person to obtain business or to further the interests of its business.

(rr)	Neither the Purchaser nor any of its subsidiaries or Representatives: (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees; (iii) has violated or is violating any provision of the (A) Corruption of Foreign Public Official Act (Canada) (the “CFPOA”); (B) the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”); (C) the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on November 21, 1997, which entered into force on February 15, 1999; (D) the Convention’s Commentaries, the principles described in the United Nations Convention against Corruption approved by the General Assembly of the United Nations on October 31, 2003 in New York, USA ratified by Colombian Law 970, 2005; or (E) any other similar anti-bribery or anti-corruption laws applicable to the Purchaser, its subsidiaries or any directors, officers, representatives, agents or employees of the Purchaser or any of its subsidiaries; (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties; or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or has agreed or undertaken to do any of the foregoing.

(ss)	None of the Purchaser, its subsidiaries or its Representatives, (i) has used any funds of such entity for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) has violated or is in violation of any provision of the CFPOA, the FCPA or any other similar anti-corruption Laws applicable to any person; (iii) has made, directly or indirectly, any unlawful payment or offer or promise to pay any money, gift or anything of value to any foreign official (as defined in the CFPOA or FCPA), domestic official or employee; or (iv) has made, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(tt)	Neither the Purchaser or any of its subsidiaries, nor any of their respective Representatives, is aware of or has taken any action, directly or indirectly, including, but not limited to sales, transactions, contracts, loans or investments in, or with, in any currency, any individuals or entities sanctioned as Specially Designated Nationals (“SDNs”) under sanctions administered by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). Neither the Purchaser or any of its subsidiaries nor any of their respective affiliates are owned or affiliated with a country sanctioned by OFAC or SDNs (as defined by OFAC) and no Representative of the Purchaser or any of its subsidiaries is an SDN, employed by or affiliated with the government, or are resident in, a country sanctioned by OFAC.

(uu)	Neither the Purchaser or any of its subsidiaries nor any Representative of the Purchaser or any of its subsidiaries is currently the subject of any OFAC sanctions.

(vv)	The Purchaser maintains internal controls over financial reporting. Such internal controls over financial reporting are effective in providing sufficient assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (i) pertain to the maintenance of records that in sufficient detail accurately and fairly reflect the transactions and dispositions of the assets of the Purchaser and its subsidiaries; (ii) provide sufficient assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Purchaser and its subsidiaries are being made only in accordance with authorizations of management and directors of the Purchaser; and (iii) provide sufficient assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Purchaser and its subsidiaries that could have a material effect on its financial statements.

(ww)	The Purchaser is a reporting issuer (where such concept exists) in each of the provinces of Canada other than Québec and is in material compliance with all Securities Laws therein. The Purchaser Shares are listed and posted for trading on the TSX and the NYSE MKT and the Purchaser is in material compliance with the rules of the TSX and the NYSE MKT. The documents and information comprising the Purchaser Public Record did not at the respective times they were filed with the relevant Securities Authorities, contain any misrepresentation, unless such document or information was subsequently corrected or superseded in the Purchaser Public Record prior to the date hereof.

(xx)	The Purchaser is a “SEC Foreign Issuer” within the meaning of National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers and had such status in respect of all documents prepared in relation to the Purchaser’s Public Record.

(yy)	The Purchaser is not a non-Canadian investor within the meaning of the Investment Canada Act.

4.2	Representations and Warranties of Petroamerica

Except as set forth in the correspondingly numbered paragraph of the Petroamerica Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any Section of the Petroamerica Disclosure Letter shall only be deemed to be an exception to (or, as applicable, disclosure for the purposes of) the representations and warranties of Petroamerica that are contained in the corresponding Section of this Agreement), Petroamerica hereby makes the representations and warranties set forth in this Section 4.2 to and in favour of the Purchaser and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)	Other than subsidiaries which do not currently carry on business, each of Petroamerica and its subsidiaries is a corporation duly incorporated or continued, as the case may be, and is validly subsisting under the laws of its jurisdiction of incorporation or continuance, as applicable, and each of Petroamerica and its subsidiaries and has the requisite power and authority to carry on its business as it is now being conducted by it and to own, lease and operate its respective properties and assets.

(b)	Other than subsidiaries which do not currently carry on business, each of Petroamerica and its subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Petroamerica and its subsidiaries, taken as a whole.

(c)	Other than as disclosed in the Petroamerica Public Record, Petroamerica has no material direct or indirect subsidiaries or material assets.

(d)	As of the date hereof, Petroamerica is the beneficial direct or indirect owner of all of the outstanding shares of each of its subsidiaries with good title thereto free and clear of any and all Encumbrances, options, rights of first refusal, defects of title, or restrictions or adverse rights or claims (other than those provided in the constating documents of such subsidiaries). There are no options, warrants or other rights, plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer of any securities of any of Petroamerica’s subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of Petroamerica’s subsidiaries. All outstanding securities of Petroamerica’s subsidiaries have been duly authorized and are validly issued as fully paid and non-assessable shares and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(e)	Petroamerica has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Petroamerica of the transactions contemplated by this Agreement have been duly authorized by the Petroamerica Board and, subject to obtaining Petroamerica Shareholder approval as contemplated herein, no other corporate proceedings on the part of Petroamerica are or shall be necessary to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Petroamerica and constitutes a legal, valid and binding obligation of Petroamerica enforceable against Petroamerica in accordance with its terms.

(f)	Subject to the approval of the TSXV, the Petroamerica Shareholders of the Arrangement Resolution, the approval of the Interim Order and the Final Order by the Court, neither the execution and delivery of this Agreement by Petroamerica, the consummation by Petroamerica of the transactions contemplated by this Agreement (including as a consequence of the change of control of any of Petroamerica’s subsidiaries) nor compliance by Petroamerica with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a penalty, forfeiture or a right of termination or acceleration under, or result in the creation of any Encumbrance, claim, trust, royalty or carried, participation, net profits or other third party interest, option, right of first refusal, right or privilege, preferential right and any agreement or arrangement (whether by law, contract or otherwise) capable of becoming any of the foregoing, upon any of the properties or assets of Petroamerica or any of its subsidiaries under, any of the terms, conditions or provisions of (A) the articles, bylaws or other constating documents of Petroamerica or any of its subsidiaries, or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Petroamerica or any of its subsidiaries is a party or to which it, or its properties or assets, may be subject or by which Petroamerica or any of its subsidiaries is bound; or (ii) violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Petroamerica or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Petroamerica and its subsidiaries, taken as a whole, or prevent or materially impair or materially delay or could reasonably be expected to prevent or materially impair or delay the ability of Petroamerica to consummate the transactions contemplated by this Agreement by the Outside Date; or (iii) cause a suspension or revocation of an Authorization currently in effect which would have a Material Adverse Effect on Petroamerica.

(g)	Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement including the approval of the TSXV, the SIC Notice and the Petroamerica Shareholders or which are required to be fulfilled post-Arrangement:

(i)	there is no legal impediment to Petroamerica’s consummation of the transactions contemplated by this Agreement; and

(ii)	no filing or registration with, or Authorization is necessary by Petroamerica or any of its subsidiaries in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such Authorizations, which, if not received, would not prevent or materially impair or materially delay or could reasonably be expected to prevent or materially impair or delay the ability of Petroamerica to consummate the transactions contemplated by this Agreement by the Outside Date.

(h)	Subject to the approval of the TSXV, the approval of the Petroamerica Shareholders of the Arrangement Resolution, the SIC Notice and the issuance of the Interim Order and Final Order by the Court, neither the execution and delivery of this Agreement by Petroamerica, the consummation by Petroamerica of the transactions contemplated by this Agreement nor compliance by Petroamerica with any of the provisions hereof, will require any consents or trigger any fees or material rights, other than the Petroamerica Transaction Costs.

(i)	Capitalization

(i)	The authorized capital of Petroamerica consists of an unlimited number of Petroamerica Shares, an unlimited number of preferred shares and an unlimited number of series A preferred shares. As of the close of business on the date of this Agreement, there were: (A) 108,888,215 Petroamerica Shares issued and outstanding; (B) no preferred shares issued and outstanding; and (C) no series A preferred shares issued and outstanding. All outstanding Petroamerica Shares have been duly authorized and validly issued and are fully paid and non-assessable. All of the Petroamerica Shares issuable upon the exercise of rights under the Petroamerica Option Plan, including outstanding Petroamerica Options, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. No Petroamerica Shares, preferred shares or series A preferred shares have been issued and no Petroamerica Options have been granted in violation of any Applicable Law or any pre-emptive or similar rights applicable to them.

(ii)	As of the date of this Agreement there are 7,270,500 Petroamerica Shares issuable upon the exercise of all outstanding Petroamerica Options. The Petroamerica Disclosure Letter contains a list of the Petroamerica Options, with details regarding the exercise price, date of grant, date of expiry, whether such Petroamerica Options are vested or unvested, the number of participants to whom such Petroamerica Options have been granted and, determined as of the date hereof. The Petroamerica Option Plan and the issuance of Petroamerica Options under such plan (including all outstanding Petroamerica Options) have been duly authorized by the Petroamerica Board in compliance with Applicable Laws and the terms of the Petroamerica Option Plan, and have been recorded on Petroamerica’s financial statements in accordance with GAAP, and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices.

(iii)	The Petroamerica Disclosure Letter contains a list of the Petroamerica SARs, with details regarding the exercise price, date of grant, date of expiry, whether such Petroamerica SARs are vested or unvested, the number of participants to whom such Petroamerica SARs have been granted and, determined as of the date hereof. The Petroamerica SAR Plan and the issuance of Petroamerica SARs under such plan (including all outstanding Petroamerica SARs) have been duly authorized by the Petroamerica Board in compliance with Applicable Laws and the terms of the Petroamerica SAR Plan, and have been recorded on Petroamerica’s financial statements in accordance with GAAP, and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices.

(iv)	As of the date of this Agreement, there are 4,000,000 Petroamerica CVRs outstanding. The Petroamerica Disclosure Letter contains a list of the Petroamerica CVRs, with details regarding the names of and the number of participants to whom such Petroamerica CVRs have been granted and the entitlements (in Petroamerica Shares) of such participants upon the exercise or deemed exercise of such Petroamerica CVRs.

(v)	Except for rights under the Petroamerica Option Plan, including outstanding Petroamerica Options, and the rights under the Petroamerica Shareholder Rights Plan and this Agreement, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate Petroamerica or any of its subsidiaries to, directly or indirectly, issue or sell any securities of Petroamerica or of any of its subsidiaries, or give and person a right to subscribe for or acquire, any securities of Petroamerica or of any of its subsidiaries.

(vi)	There are no issued, outstanding or authorized:

(A)	obligations to repurchase, redeem or otherwise acquire any seurities of Petroamerica or any of its subsidiaries, or qualify securities for public distribution in Canada, Colombia, the United States or elsewhere, or, other than as contemplated by this Agreement with respect to the voting or disposition of any securities of Petroamerica or any of its subsidiaries; or

(B)	notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that in each case, give any person, directly or indirectly, the right to vote with holders of Petroamerica Shares on any matter.

(j)	All dividends or distributions on securities of Petroamerica that have been declared or authorized have been paid in full.

(k)	As at October 31, 2015 there was not more than $nil of Petroamerica Net Debt, and not less than U.S.$30.5 million of Petroamerica Working Capital. The Petroamerica Transaction Costs shall not exceed $7.5 million.

(l)	Since December 31, 2014:

(i)	there has not been any Material Adverse Change respecting Petroamerica from the position set forth in Petroamerica Financial Statements;

(ii)	there have been no material facts, transactions, events or occurrences which, to the knowledge of Petroamerica, could reasonably be expected to result in a Material Adverse Change respecting Petroamerica;

(iii)	each of Petroamerica and its subsidiaries has conducted its business only in Ordinary Course; and

(iv)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Petroamerica or any of its subsidiaries has been incurred other than in the Ordinary Course.

(m)	Petroamerica has no reason to believe that the Petroamerica Reserves Report was not accurate in all material respects as at the effective date of such report and, except for any impact of changes in commodity prices, Petroamerica has no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in the Petroamerica Reserves Report. Petroamerica provided to GLJ, prior to the issuance of the Petroamerica Reserves Report, all information requested by GLJ, and such information did not contain any misrepresentation at the time such information was provided and there has been no Material Adverse Change in any of the material information so provided since the date thereof. Petroamerica believes that the Petroamerica Reserves Report complies with the requirements of National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities and believes that the Petroamerica Reserves Report reasonably presented the quantity and pre-tax present worth values of estimated oil and gas reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the Petroamerica Reserves Report was prepared and the assumptions as to commodity prices and costs contained therein. GLJ has not provided any updates, amendments or revisions to the information contained in the Petroamerica Reserves Report, nor has GLJ re-evaluated any of the reserves of Petroamerica since the Petroamerica Reserves Report.

(n)	There is no Litigation against or involving Petroamerica or any of its subsidiaries, or in respect of the businesses, properties or assets of Petroamerica or any of its subsidiaries (whether in progress or, to the knowledge of Petroamerica, threatened), that if adversely determined, would reasonably be expected to have a Material Adverse Effect on Petroamerica or prevent or materially impair or materially delay or could reasonably be expected to prevent or materially impair or delay the ability of Petroamerica to consummate the transactions contemplated by this Agreement by the Outside Dateand, to the knowledge of Petroamerica, no event has occurred which might reasonably be expected to give rise to any Litigation. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against Petroamerica or any of its subsidiaries in respect of their respective business, properties or assets that has had or would reasonably be expected to have a Material Adverse Effect on Petroamerica or prevent or materially impair or materially delay or could reasonably be expected to prevent or materially impair or delay the ability of Petroamerica to consummate the transactions contemplated by this Agreement by the Outside Date. With respect to any Litigation that has been settled by Petroamerica or any of its subsidiaries, Petroamerica and its subsidiaries have obtained appropriate releases or other documentation to ensure that such settlements are final and non-appealable.

(o)	The Petroamerica Financial Statements fairly present, in accordance with GAAP, consistently applied, the financial position and condition of Petroamerica and its subsidiaries, taken as a whole, at the dates thereof and the results of the operations of Petroamerica and its subsidiaries for the periods then ended and reflect, in accordance with GAAP, consistently applied, all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Petroamerica and its subsidiaries, as at the dates thereof.

(p)	Neither Petroamerica nor any of its subsidiaries has received notice of any violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its or any of its subsidiaries’ assets, business or operations and Petroamerica and each of its subsidiaries holds all Authorizations which are required under federal, provincial or local laws relating to their respective assets, business or operations of Petroamerica and its subsidiaries, except where the failure to comply with the foregoing would not have a Material Adverse Effect on Petroamerica. The assets of Petroamerica and each of its subsidiaries are and have been since it acquired its interest therein operated and maintained by it in compliance with all terms and conditions of Applicable Laws and Authorizations in all material respects.

(q)	No Securities Authority, other competent authority or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Petroamerica or any of its subsidiaries, no such proceeding is, to the knowledge of Petroamerica, pending, contemplated or threatened and neither Petroamerica or any of its subsidiaries is in material default of any requirement of any Applicable Laws.

(r)	Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on Petroamerica:

(i)	neither Petroamerica nor any of its subsidiaries is in violation of any Environmental Laws;

(ii)	Petroamerica and each of its subsidiaries has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances without violation of Environmental Laws;

(iii)	there have been no spills, releases, deposits, discharges or emissions of Hazardous Substances into the Environment by Petroamerica or any of its subsidiaries that have not been remedied;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Petroamerica or any of its subsidiaries, including order or directions requiring the abandonment of any wells or the decommissioning, dismantling and/or disposal of any facilities or equipment in which Petroamerica or any of its subsidiaries holds an interest or for which any of them are responsible, have been received by Petroamerica or any of its subsidiaries;

(v)	neither Petroamerica nor any of its subsidiaries has failed to report to any Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;

(vi)	Petroamerica and each of its subsidiaries holds all Authorizations required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets (including its Oil and Gas Assets), all such Authorizations are in full force and effect, and

(vii)	except for notifications and conditions of general application to assets for reclamation obligations under legislation in the jurisdictions where is carries on a material portion of its business and any other jurisdiction in which it conducts its business, neither Petroamerica nor any of its subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Authorization issued pursuant thereto, or that any Authorization referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

(s)	Petroamerica has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay or have the Purchaser pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Black Spruce has been retained as Petroamerica’s financial advisor in connection with certain matters, including the transactions contemplated by this Agreement. Petroamerica has disclosed in writing true and current copies of all agreements between Petroamerica and Black Spruce which could give rise to the payment of any fees to such financial advisor and such agreements accurately reflect the fees payable to Black Spruce.

(t)	Neither Petroamerica, any of its subsidiaries nor the Petroamerica Board has agreed or consented to the release of any director or officer of Petroamerica from any fiduciary duty owed by such person to Petroamerica or any of its subsidiaries, including as would allow any such person to pursue any corporate opportunities that would otherwise be the property of Petroamerica or any of its subsidiaries.

(u)	Neither Petroamerica nor any of its subsidiaries is subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of Petroamerica or of any of its subsidiaries or pursuant to which any person other than Petroamerica or any of its subsidiaries may have any right or claim in connection with any existing or past equity interest in Petroamerica or in any of its subsidiaries. Neither the entering into of this Agreement nor any of the actions contemplated hereunder will constitute a “Flip-In Event” under, or otherwise trigger, the Petroamerica Shareholder Rights Plan. Other than the Petroamerica Shareholder Rights Plan, none of Petroamerica or any of its subsidiaries has in place, and the Petroamerica Shareholders have not adopted or approved, any shareholders rights plan or a similar plan giving rights to acquire additional Petroamerica Shares upon execution or performance of the obligations under this Agreement.

(v)	The Petroamerica Board has unanimously determined that the Arrangement is in the best interests of Petroamerica, is fair to the Petroamerica Shareholders and has unanimously approved the Arrangement and the entering into of this Agreement and has resolved to recommend that Petroamerica Shareholders vote in favour of the Arrangement. Each member of the Petroamerica Board intends, in accordance with the Petroamerica Support Agreements, to vote all of such shareholder’s Petroamerica Shares in favour of the Arrangement Resolution and against any resolution submitted by any Petroamerica Shareholder that is inconsistent with the Arrangement

(w)	The corporate records and minute books, books of account and other records of Petroamerica and each of its subsidiaries (whether of a financial or accounting nature or otherwise) have been maintained in accordance with, in all material respects, Applicable Laws and prudent business practice and will be complete and accurate in all material respects as at the Effective Date.

(x)	All Returns required to be filed by each of Petroamerica and its subsidiaries have been duly filed on a timely basis, and all Taxes shown to be payable on all Returns which have been filed or on subsequent assessments with respect thereto have been paid in full on a timely basis.

(y)	Neither Petroamerica nor any of its subsidiaries has requested or entered into any agreement or other arrangement or executed any waiver providing for any extension of time: (i) to file any Return covering any Taxes for which it may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which it is or may be liable; (iii) pursuant to which Petroamerica or any of its subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) pursuant to which any Governmental Authority may assess, reassess or collect Taxes for which Petroamerica or any of its subsidiaries is or may be liable.

(z)	Neither Petroamerica nor any of its subsidiaries is a party to any tax sharing agreement, tax indemnification agreement or other agreement or arrangement relating to Taxes with any person. Neither Petroamerica nor any of its subsidiaries has any liability for the Taxes of any other person under any applicable legislation, as a transferee or successor, by contract or otherwise.

(aa)	Petroamerica has paid or provided adequate accruals in Petroamerica Financial Statements for the year ended December 31, 2014 for Taxes, including income Taxes and related future Taxes, in conformity with GAAP. The liability for Taxes under the Tax Act and other Applicable Law has been assessed for all taxation years up to and including December 31, 2014.

(bb)	No material deficiencies exist or have been asserted with respect to Taxes. None of Petroamerica or any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Petroamerica, any of its subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Petroamerica or any of its subsidiaries. Such Returns have never been audited by a Governmental Authority, nor is any such audit, assessment, reassessment, claim, action, suit, investigation or proceeding in process or, to the knowledge of Petroamerica, pending, threatened or issued and outstanding, which resulted in or could result in a claim for Taxes owing by Petroamerica or any of its subsidiaries, except where such audit, assessment, reassessment, claim, action, suit, investigation or proceeding would not individually or in the aggregate have a Material Adverse Effect on Petroamerica. Each of Petroamerica and its subsidiaries has withheld all Taxes required to be withheld by all Applicable Laws including the Tax Act and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable Governmental Authority. Petroamerica is not aware of any material contingent liabilities for Taxes or any grounds for assessment or reassessment including aggressive treatment of income, expenses, losses or other claims for deduction under any Return.

(cc)	The value of the assets in Canada of Petroamerica and its subsidiaries and the annual gross revenues from sales in and from Canada generated from all of the assets in Canada of Petroamerica and its subsidiaries do not exceed, in either case, $86 million, as determined pursuant to Part IX of the Competition Act (Canada).

(dd)	Although it does not warrant title, Petroamerica does not have reason to believe that each of Petroamerica and its subsidiaries does not have title to or the irrevocable right to produce and sell its Hydrocarbons (for the purposes of this clause, the foregoing are referred to as the “Petroamerica Interests”) and does represent and warrant that the Petroamerica Interests are free and clear of Encumbrances, adverse claims and any royalties, production payments, working interest reductions or other similar Encumbrances that are not properly reflected in the Petroamerica Reserves Report, created by, through or under Petroamerica or any of its subsidiaries, except for those arising in the Ordinary Course, and Petroamerica and its subsidiaries hold the Petroamerica Interests under valid and subsisting leases, Authorizations, concessions, concession agreements, contracts, subleases, reservations or other agreements, except where the failure to hold the Petroamerica Interests would not have a Material Adverse Effect upon Petroamerica. Petroamerica and its subsidiaries are the legal and/or beneficial owners, in accordance with Applicable Laws, of all right, title and interest in and to their Private Participating Interests, free and clear of any defects, failures or impairments in title.

(ee)	Petroamerica is not aware of any defects, failures or impairments in the title of Petroamerica or any of its subsidiaries to its Oil and Gas Assets, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of the oil and natural gas reserves of Petroamerica shown in the Petroamerica Reserves Report; (ii) the current production of Petroamerica and its subsidiaries taken as a whole; or (iii) the current cash flow of Petroamerica and its subsidiaries taken as a whole.

(ff)	Neither Petroamerica nor any of its subsidiaries has received notice of any material default under any of the Documents of Title pertaining to its Oil and Gas Assets or to which Petroamerica or any of its subsidiaries is a party or by or to which Petroamerica or any of its subsidiaries or any such assets are bound or subject.

(gg)	To the knowledge of Petroamerica:

(i)	Petroamerica or any of its subsidiaries, as the case may be, is in good standing under all, and is not in default under any; and

(ii)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any;

(hh)	Documents of Title or any other agreements and instruments pertaining to the Oil and Gas Assets to which Petroamerica or any of its subsidiaries is a party or by or to which Petroamerica or any of its subsidiaries or such assets are bound or subject and all such Documents of Title and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to the Documents of Title and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Petroamerica.

(ii)	None of the Oil and Gas Assets of Petroamerica are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature or subject to the payment of any premium for the reinstatement thereof, by virtue of or through any right or interest granted by, through or under Petroamerica or any of its subsidiaries.

(jj)	Other than as disclosed in the Petroamerica Data Room, Petroamerica is not aware of any condition, circumstance or matter of a material nature which constitutes or which, with the passage of time or the giving of notice, would constitute a default under its Oil and Gas Assets.

(kk)	None of the wells in which Petroamerica or any of its subsidiaries holds an interest or for which it is responsible has been produced in excess of applicable production allowables imposed by any Applicable Laws or any Governmental Authority and Petroamerica does not have any knowledge of any impending change in production allowables imposed by any Applicable Law or any Governmental Authority that may be applicable to any of the wells in which Petroamerica or any of its subsidiaries holds an interest, other than changes of general application in the jurisdiction in which such wells are situate.

(ll)	Neither Petroamerica nor any of its subsidiaries has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Authority and none of the wells in which Petroamerica or any of its subsidiaries holds an interest is subject to any such penalty or restriction.

(mm)	To the best of the knowledge, information and belief of Petroamerica, all wells located on any lands in which Petroamerica or any of its subsidiaries has an interest, or lands with which such lands have been pooled or unitized, that are not operated by Petroamerica or any of its subsidiaries have been drilled and, as applicable, completed, produced, capped or abandoned in all material respects in accordance with good and prudent oil and gas industry practices in the applicable jurisdictions where such wells or lands are located, the contracts granting the rights therein to Petroamerica or any of its subsidiaries and all applicable statutes and regulations. All wells located on any lands in which Petroamerica or any of its subsidiaries has an interest, or lands with which such lands have been pooled or unitized, that are operated by Petroamerica or any of its subsidiaries have been drilled and, as applicable, completed, produced, capped or abandoned in all material respects in accordance with good and prudent oil and gas industry practices in the applicable jurisdictions where such wells or lands are located, the contracts granting the rights therein to Petroamerica and all applicable statutes and regulations.

(nn)	The tangible personal property forming part of or used or intended for use in connection with the Oil and Gas Assets of Petroamerica:

(i)	for which Petroamerica or any of its subsidiaries was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and natural gas industry practices in the applicable jurisdictions where such wells or lands are located and all Applicable Laws during all periods in which Petroamerica or any of its subsidiaries was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the Ordinary Course; and

(ii)	for which Petroamerica or any of its subsidiaries was not or is not operator, to the knowledge of Petroamerica, was or has been constructed, operated and maintained in accordance with good and prudent oil and natural gas industry practices in the applicable jurisdictions where such wells or lands are located and all Applicable Law during all periods in which Petroamerica or any of its subsidiaries had an interest therein and is in good condition and repair, ordinary wear and tear excepted, and is useable in the Ordinary Course.

(oo)	Petroamerica Material Contracts

(i)	Petroamerica has disclosed, by way of the Petroamerica Data Room, all of the following material types of agreements or other arrangements to which Petroamerica or any of its subsidiaries is a party or is otherwise bound or by which any the properties or assets of Petroamerica or its subsidiaries, including its Oil and Gas Assets, are bound (collectively, the “Petroamerica Material Contracts”):

(A)	each E&P Contract;

(B)	any indenture, mortgage, loan, credit or similar contract under which Petroamerica or any of its subsidiaries has borrowed any money or issued any note, bond, indenture or other evidence of indebtedness for borrowed money, sold and leased back assets or guaranteed indebtedness for others;

(C)	any guarantee by Petroamerica or any of its subsidiaries of any obligation of another person;

(D)	any agreement or other commitment, including any authority for expenditure, cash call or similar request for funds or demand for payment or contribution pursuant to such agreement or commitment, requiring any individual expenditure by Petroamerica or any of its subsidiaries in excess of U.S.$100,000 or aggregate expenditures of Petroamerica and its subsidiaries in excess of U.S.$1,000,000 in any 12-month period;

(E)	any joint operating or development agreement, exploration agreement or area dedication agreement or any area of mutual interest, area of exclusion or other contract that limits or restricts the right of Petroamerica or any of its subsidiaries to engage or compete in any business in any geographic area, including joint ventures, confidentiality agreements or area of mutual interest agreements entered into in connection with prospect reviews and similar arrangements by which Petroamerica or any of its subsidiaries will be bound or to which its Oil and Gas Assets will be subject at or after the Effective Time;

(F)	any agreement that creates a partnership, joint venture or other similar arrangement with a third party, whether or not it relates to its Oil and Gas Assets; and

(G)	any agreements or other arrangements for the sale, gathering, processing, transportations, storage, compression or transmission of, or the provision of any similar services in respect of, any Hydrocarbons by which Petroamerica or any of its subsidiaries will be bound or to which its Oil and Gas Assets or any Hydrocarbons produced therefrom or allocated thereto will be subject at or after the Effective Time.

(ii)	Each Petroamerica Material Contract is, and will be at the Effective Time, valid and binding on Petroamerica or its subsidiaries, as applicable, in full force and effect and, to the knowledge of Petroamerica, enforceable against the other parties thereto in accordance with its terms. Petroamerica or any of its subsidiaries, as applicable, has performed all material obligations and is not in breach or default under any Petroamerica Material Contract to which it is a party or by which it is bound. No event has occurred with respect to any Petroamerica Material Contract that, after notice or lapse of time, or both, would constitute a default by Petroamerica or its subsidiary or, to the knowledge of Petroamerica, any other party thereto.

(iii)	Petroamerica and each of its subsidiaries has (A) withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act, all amounts required by law and shall continue to do so until the Effective Date and has remitted and will continue to remit until the Effective Date such withheld amounts within the prescribed periods to the appropriate Governmental Authority, (B) remitted and will continue to remit until the Effective Date all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other taxes payable by it in respect of its employees and has or shall have remitted such amounts to the proper Governmental Authority within the time required by Applicable Law, and (C)) charged, collected and remitted and will continue to charge, collect and remit until the Effective Date on a timely basis all Taxes as required by Applicable Law on any sale, supply or delivery whatsoever, made by Petroamerica.

(iv)	True and complete copies of the Petroamerica Material Contracts have been disclosed in the Petroamerica Data Room.

(v)	There are no agreements material to Petroamerica or any of its subsidiaries or to the conduct of Petroamerica’s or its subsidiary’s affairs or business and to which Petroamerica or its subsidiaries are a party, except for those agreements entered into in the Ordinary Course and having both an outstanding term of less than one year from the date hereof and outstanding liabilities and obligations of Petroamerica or any of its subsidiaries of less than $250,000 as of the date hereof, and all such material agreements are valid and subsisting and neither Petroamerica nor its subsidiaries, as the case may be, is in material default under any such agreements.

(pp)	Authorizations

(i)	Petroamerica or its subsidiaries, as applicable, in all material respects, lawfully hold, own or use, and have complied with, all such Authorizations. Each Authorization is valid and in full force and effect in accordance with its terms.

(ii)	No action, investigation or proceeding is pending in respect of or regarding any such Authorization and none of Petroamerica, its subsidiaries or any of their respective officers or directors has received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization, or of the intention of any person to revoke, refuse to renew or materially amend any such Authorization.

(qq)	Petroamerica and each of its subsidiaries has: (i) duly filed all tax returns, which were required to be filed by it with any Colombian taxation authority prior to the date hereof and such tax returns filed are accurate and complete in all material respects; (ii) withheld all Taxes that are required by applicable Colombian laws to be withheld and has timely paid or remitted the full amount of any Taxes that have been withheld, to the applicable taxation authority; (iii) paid all Taxes, including any amount due on or before the Effective Date, including installments or prepayments of Taxes, which are required to have been paid to any taxation authority pursuant to applicable Colombian Law, and no deficiency with respect to the payment of any Taxes or tax installments has been asserted against it by any taxation authority. There are no outstanding audits and/or assessments for Colombian Taxes and there are no threatened or potential assessments or other proceedings, negotiations or investigations in respect of Colombian Taxes, against Petroamerica and each of its subsidiaries;

(rr)	All royalties, production payments, shares of production or proceeds from the sale of production, bonuses, local benefits payments, rentals and other similar payments, and all ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of property or the production of Hydrocarbons or the receipt of proceeds therefrom, payable by or on behalf of Petroamerica or any of its subsidiaries in respect of its Oil and Gas Assets prior to the date hereof have been properly and fully paid and discharged, and there are no such amounts that are unpaid and could result in an Encumbrance on any of its Oil and Gas Assets or any of its subsidiaries, except where the failure to do so would not individually or in the aggregate have a Material Adverse Effect on Petroamerica.

(ss)	No director, officer, insider or other non-arm’s length party to Petroamerica or any of its subsidiaries (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Petroamerica or its subsidiaries.

(tt)	There are no farm-in rights, earn-in rights, option, rights of first refusal, occupancy right, defect of title, restriction or adverse right or claim, right of third parties or other preferred rights or similar provisions in respect of the Oil and Gas Assets of Petroamerica that are triggered as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby; and, (i) there are no royalty rights, production payments, net profits, overriding royalty interest, or similar provisions in respect of the Oil and Assets that are triggered as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

(uu)	No director, officer, insider or other non-arm’s length party of Petroamerica or any of its subsidiaries is indebted to Petroamerica or any of its subsidiaries.

(vv)	No related party of Petroamerica (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Petroamerica Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

(ww)	Except for indemnity agreements with its directors and officers as contemplated by the by-laws of Petroamerica or any of subsidiaries and Applicable Laws, and other than standard indemnity agreements in financial services, underwriting and agency agreements and in the Ordinary Course provided to service providers, neither Petroamerica nor any of its subsidiaries is a party to or bound by any agreement, guarantee, indemnification or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person which individually or in the aggregate could have a Material Adverse Effect on Petroamerica.

(xx)	The businesses of Petroamerica and each of its subsidiaries has been and is being operated in all material respects in full compliance with all Applicable Laws relating to employment, including employment standards, occupational health and safety, human rights, labour relations, workers compensation, pay equity and employment equity and neither Petroamerica nor any of its subsidiaries has received notice of any outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workers’ compensation legislation and neither Petroamerica nor any of its subsidiaries has been reassessed in any material respect under such legislation.

(yy)	Neither Petroamerica nor any of its subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business and to which Petroamerica or any of its subsidiaries is a party, compete in any geographic region, transfer or move any of its assets or operations, including obligations in the nature of an area of mutual interest or an area of exclusion, the sale of or commitment to sell any Hydrocarbon production or the dedication of any Hydrocarbons to or other commitment to the use of any facilities.

(zz)	Petroamerica maintains policies of insurance in force at the date hereof naming Petroamerica or its subsidiaries, as applicable, as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the jurisdictions in which Petroamerica and its subsidiaries operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(aaa)	Petroamerica has not withheld from the Purchaser any material information or documents concerning Petroamerica, its subsidiaries or any of their respective assets or liabilities during the course of the Purchaser’s review of Petroamerica and its subsidiaries and their assets and liabilities.

(bbb)	There are no material liabilities or obligations of Petroamerica or of any of its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the Petroamerica Financial Statements; (ii) disclosed in the Petroamerica Disclosure Letter; (iii) incurred in the Ordinary Course since June 30, 2015; or (iv) incurred in connection with this Agreement.

(ccc)	Petroamerica has disclosed in writing to the Purchaser copies of all confidentiality agreements, standstill agreements or similar agreements that remain in effect, except where the disclosure thereof would be a breach by Petroamerica of an obligation to a third party.

(ddd)	The average production of hydrocarbons produced by Petroamerica and its subsidiaries for October 2015 was 2,793 barrels of oil equivalent per day (net before royalty).

(eee)	Any outstanding debentures or similar instruments have been repaid in full and discharged and Petroamerica has no further obligations under such instruments and does not have any outstanding debt instruments.

(fff)	Neither Petroamerica nor any of its subsidiaries has any bank or long term debts outstanding.

(ggg)	Petroamerica has not claimed and will not claim in any Return for any taxation year ending on or before the Effective Date any reserve (including, any reserve under paragraph 20(1)(n) or subparagraph 40(1)(a)(iii) of the Tax Act or any analogous provision under the legislation of any province or other jurisdiction) of any amount which could be included in the income of Petroamerica for any period ending after the Effective Date.

(hhh)	No facts, circumstances or events exist or have existed that have resulted in or may result in the application of any of sections 80 to 80.04 of the Tax Act to Petroamerica.

(iii)	Petroamerica has not acquired property from, or disposed of property to, a person with whom Petroamerica was not dealing at arm’s length, within the meaning of the Tax Act, for consideration, the value of which is greater or less than the fair market value of the property acquired in circumstances which would subject it to a liability under section 69 or section 160 of the Tax Act or under any equivalent provisions of any applicable legislation.

(jjj)	Petroamerica does not have any outstanding obligations to incur and/or renounce any Canadian exploration expense or “Canadian development expense”, as those terms are defined in the Tax Act, to any holder of Petroamerica Shares that have not yet been fully expended and renounced.

(kkk)	Petroamerica has not made any payment, nor is obligated to make any payment, and is not a party to any agreement under which it could be obligated to make any payment that may not be deductible by virtue of section 67 or 78 of the Tax Act or any analogous provincial or similar provision.

(lll)	Records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act have been made and obtained by Petroamerica with respect to all material transactions between Petroamerica and any non-resident person with whom Petroamerica was not dealing at arm’s length within the meaning of the Tax Act, during a taxation year commencing after 1998 and ending on or before the Effective Date.

(mmm)	Petroamerica is properly classified as a corporation for United States federal tax purposes.

(nnn)	Petroamerica has not been classified as a passive foreign investment company, within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, for any prior year and is not expected to be so classified for the current year.

(ooo)	Petroamerica is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal office within the United States.

(ppp)	All of the assets and property of Petroamerica including all entities “controlled by” Petroamerica for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, are located outside the United States and did not generate sales in or into the United States exceeding U.S.$75.9 million during Petroamerica’s most recently completed fiscal year.

(qqq)	Petroamerica is not registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(rrr)	The operations of Petroamerica and each of its subsidiaries are and have been conducted at all times in compliance with applicable Money Laundering Laws and no action, suit or proceeding by or before any court, Governmental Authority or arbitrator involving Petroamerica or any of its subsidiaries with respect to Money Laundering Laws is pending, or, to the knowledge of Petroamerica, threatened.

(sss)	Neither Petroamerica, any of its subsidiaries or its Representatives: (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees; (iii) has violated or is violating any provision of the: (A) CFPOA; (B) the FCPA; (C) the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on November 21, 1997, which entered into force on February 15, 1999; (D) the Convention’s Commentaries, the principles described in the United Nations Convention against Corruption approved by the General Assembly of the United Nations on October 31, 2003 in New York, USA ratified by Colombian Law 970, 2005; or (E) any other similar anti-bribery or anti-corruption laws applicable to Petroamerica, its subsidiaries or its Representatives; (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties; or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or has agreed or undertaken to do any of the foregoing.

(ttt)	None of Petroamerica, any of its subsidiaries or its Representatives has made, offered or authorized and will not make, offer or authorize any payment, gift, promise or other advantage, whether directly or through any other person, to or for the use or benefit of any public official (including any person holding a legislative, administrative or judicial office, including any person employed by or acting on behalf of a public agency, a public enterprise or a public international organization) or any political party or political party official or candidate for office, where such payment, gift, promise or advantage would violate the CFPOA or any similar laws applicable to any such person. Specifically, no such person will take any action in furtherance of an offer or promise to pay, lend or give money or anything of value, directly or indirectly, to or for the use of any public official, or to any other person while knowing that all or a portion of such money or thing of value will be offered, given, loaned or promised, directly or indirectly, to or for the use of or benefit of any public official, for any of the following purposes: (i) influencing any act or decision of such public official in his or her official capacity; (ii) inducing such public official to do or omit to do any act in violation of the lawful duty of the public official; (iii) inducing such public official to use his or her influence with any governmental entity, public international organization or political party to affect or influence any act or decision of such entity; or (iv) securing any improper advantage to either assist a Person to obtain business or to further the interests of its business.

(uuu)	None of Petroamerica or any of its subsidiaries or Representatives acting on behalf of Petroamerica or any of its subsidiaries, (i) has used any funds of such entity for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) has violated or is in violation of any provision of the CFPOA, the FCPA or any other similar anti-corruption Applicable Laws; (iii) has made, directly or indirectly, any unlawful payment or offer or promise to pay any money, gift or anything of value to any foreign official (as defined in the CFPOA or FCPA), domestic official or employee; or (iv) has made, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(vvv)	Neither Petroamerica or any of its subsidiaries, nor ny of their respective Representatives, is aware of or has taken any action, directly or indirectly, including, but not limited to sales, transactions, contracts, loans or investments in, or with, in any currency, any individuals or entities sanctioned as SDNs under sanctions administered by OFAC. Neither Petroamerica or any of its subsidiaries nor any of their respective Affiliates are owned or affiliated with a country sanctioned by OFAC or SDNs (as defined by OFAC) and no Representative of Petroamerica or any of its subsidiaries is an SDN, employed by or affiliated with the government, or are resident in, a country sanctioned by OFAC.

(www)	Neither Petroamerica or any of its subsidiaries nor any Representative of Petroamerica or any of its subsidiaries is currently the subject of any OFAC sanctions.

(xxx)	Petroamerica maintains internal controls over financial reporting. Such internal controls over financial reporting are effective in providing sufficient assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (i) pertain to the maintenance of records that in sufficient detail accurately and fairly reflect the transactions and dispositions of the assets of Petroamerica and its subsidiaries; (ii) provide sufficient assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Petroamerica and its subsidiaries are being made only in accordance with authorizations of management and directors of Petroamerica; and (iii) provide sufficient assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Petroamerica and its subsidiaries that could have a material effect on its financial statements.

(yyy)	Petroamerica is a reporting issuer (where such concept exists) in each of the provinces of Canada other than Quebec and is in material compliance with all Canadian Securities Laws therein. The Petroamerica Shares are listed and posted for trading on the TSXV and Petroamerica is in material compliance with the rules of the TSXV. The documents and information comprising the Petroamerica Public Record did not at the respective times they were filed with the relevant Securities Authorities, contain any misrepresentation, unless such document or information was subsequently corrected or superseded in the Petroamerica Public Record prior to the date hereof.

Article 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, and in particular the completion of the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual written consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)	the Interim Order and Final Order shall have been granted on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to either of the Parties, each acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been passed by the Petroamerica Shareholders in accordance with the Interim Order;

(c)	the Effective Date shall have occurred on or before the Outside Date;

(d)	all Regulatory Approvals and third party approvals and consents necessary for the completion of the Arrangement the failure of which to obtain would reasonably be expected to have a Material Adverse Effect on the Purchaser (after giving effect to the Arrangement) or prevent or materially impair or materially delay or could reasonably be expected to prevent or materially impair or delay the ability of either Party to consummate the transactions contemplated by this Agreement by the Outside Date shall have been obtained on terms and conditions satisfactory to the Parties, each acting reasonably;

(e)	the TSX and NYSE MKT shall have approved, subject only to customary conditions, the listing of all of the Purchaser Shares issuable pursuant to the Arrangement; and

(f)	no action shall have been taken under any existing Applicable Law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated by this Agreement; or

(ii)	results in a judgment or assessment of material damages against the Parties or their subsidiaries, directly or indirectly, relating to the transactions contemplated by this Agreement that would have a Material Adverse Effect upon the Purchaser (after giving effect to the Arrangement) or prevent or materially impair or materially delay or could reasonably be expected to prevent or materially impair or delay the ability of either Party to consummate the transactions contemplated by this Agreement by the Outside Date.

The foregoing conditions are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by either Party (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which such Party may have.

5.2	Additional Conditions to Obligations of the Purchaser

The obligation of the Purchaser to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	all covenants of Petroamerica under this Agreement to be performed on or before the Effective Date shall have been duly complied with or performed by Petroamerica in all material respects; and the Purchaser shall have received a certificate of Petroamerica addressed to the Purchaser dated the Effective Date, signed on behalf of Petroamerica by two senior executive officers of Petroamerica (on Petroamerica’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	the representations and warranties of Petroamerica set forth in this Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any inaccuracy in such representations and warranties, individually or in the aggregate, would not or would not reasonably be expected to have a Material Adverse Effect on Petroamerica or the Purchaser (after giving effect to the Arrangement) or prevent or materially impair or materially delay or could reasonably be expected to prevent or materially impair or delay the ability of Petroamerica to consummate the transactions contemplated by this Agreement by the Outside Date; and the Purchaser shall have received a certificate of Petroamerica addressed to the Purchaser and dated the Effective Date, signed on behalf of Petroamerica by two senior executive officers of Petroamerica (on Petroamerica’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)	all Regulatory Approvals and third party approvals and consents necessary for the completion of the Arrangement the failure of which to obtain would reasonably be expected have a Material Adverse Effect on Petroamerica (after giving effect to the Arrangement) shall have been obtained on terms and conditions satisfactory to the Purchaser, acting reasonably;

(d)	holders of not more than 5% of the issued and outstanding Petroamerica Shares shall have exercised Dissent Rights in relation to the Arrangement;

(e)	Petroamerica shall have furnished the Purchaser with:

(i)	certified copies of the resolutions duly passed by the Petroamerica Board approving this Agreement and the consummation of the transactions contemplated by this Agreement; and

(ii)	a certified copy of the Arrangement Resolution;

(f)	there shall be no proceedings against or involving Petroamerica or any of its subsidiaries, or in respect of the businesses, properties or assets of Petroamerica or any of its subsidiaries, (whether in progress or, to the knowledge of Petroamerica, threatened), that if adversely determined, would reasonably be expected to have a Material Adverse Effect on Petroamerica and there shall be no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against Petroamerica or any of its subsidiaries, in respect of their business, properties or assets that has had or would reasonably be expected to have a Material Adverse Effect on Petroamerica or the Purchaser (after giving effect to the Arrangement) or prevent or materially impair or materially delay or could reasonably be expected to prevent or materially impair or delay the ability of either Party to consummate the transactions contemplated by this Agreement by the Outside Date;

(g)	all of the outstanding Petroamerica Options and Petroamerica SARs shall have been exercised or surrendered and terminated in accordance with the terms of this Agreement, Petroamerica shall provide evidence of such exercise or termination to the satisfaction to the Purchaser, acting reasonably;

(h)	the AV Financing Agreement is terminated without drawdown and the amount of any break fee or termination fee required to be paid by Petroamerica to AV Securities Inc. shall not exceed U.S.$75,000 and no Petroamerica Shares, security convertible into any security of Petroamerica or any similar instrument will have been issued by Petroamerica to any person as a result of such termination;

(i)	on the Effective Date, each of the directors, officers, employees or consultants of Petroamerica and its subsidiaries who are required by Section 3.6 to deliver resignations and/or Mutual Releases to the Purchaser shall have done so and such resignations and Mutual Releases shall remain in effect;

(j)	no Material Adverse Change shall have occurred in relation to Petroamerica after the date hereof and prior to the Effective Date; and

(k)	at the Effective Date: (i) the Petroamerica Working Capital shall be not less than U.S.$30.5 million; and (ii) the Petroamerica Transaction Costs shall not exceed $7.5 million; and the Purchaser shall have received a certificate of Petroamerica addressed to the Purchaser and dated the Effective Date, signed on behalf of Petroamerica by two senior officers of Petroamerica (on Petroamerica’s behalf and without personal liability), confirming the same as at the Effective Date.

The conditions in this Section 5.2 are for the exclusive benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances or may be waived by the Purchaser in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Purchaser may have.

5.3	Additional Conditions to Obligations of Petroamerica

The obligation of Petroamerica to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	all covenants of the Purchaser under this Agreement to be performed on or before the Effective Date shall have been duly complied with or performed by the Purchaser in all material respects; and Petroamerica shall have received a certificate of the Purchaser addressed to Petroamerica dated the Effective Date, signed on behalf of the Purchaser by two senior executive officers of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	the representations and warranties of the Purchaser set forth in this Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any inaccuracy in such representations and warranties, individually or in the aggregate, would not or would not reasonably be expected to have a Material Adverse Effect on Petroamerica or prevent or materially impair or materially delay or could reasonably be expected to prevent or materially impair or delay the ability of either Party to consummate the transactions contemplated by this Agreement by the Outside Date; and Petroamerica shall have received a certificate of the Purchaser addressed to Petroamerica and dated the Effective Date, signed on behalf of the Purchaser by two senior executive officers of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)	the Purchaser shall have furnished Petroamerica with certified copies of the resolutions duly passed by the Purchaser Board approving this Agreement and the consummation of the transactions contemplated by this Agreement, which resolutions must be valid and subsisting;

(d)	on the Effective Date the Purchaser shall have provided a Mutual Release to all of the directors, officers, employees and consultants of Petroamerica and its subsidiaries who have provided a Mutual Release to the Purchaser and all payments due to such persons shall have been made; and

(e)	the Purchaser shall have complied with its obligations under Section 3.1(o).

The conditions in this Section 5.3 are for the exclusive benefit of Petroamerica and may be asserted by Petroamerica regardless of the circumstances or may be waived by Petroamerica in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Petroamerica may have.

5.4	Notice and Effect of Failure to Comply with Conditions

(a)	Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

(b)	Notifications provided under this Section 5.4 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(c)	The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.1(d)(i) and Petroamerica may not elect to exercise its right to terminate this Agreement pursuant to Section 7.1(c)(i), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any intentional breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of: (i) the Outside Date; and (ii) if such matter has not been cured by the date that is seven Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Petroamerica Meeting, unless the Parties agree otherwise, Petroamerica shall, to the extent permitted by Applicable Laws, postpone or adjourn the Petroamerica Meeting to the earlier of: (i) five Business Days prior to the Outside Date; and (ii) the date that is seven Business Days following receipt of such Termination Notice by the Breaching Party.

5.5	Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

Article 6
AMENDMENT

6.1	Amendment

This Agreement may, at any time and from time to time, before or after the holding of the Petroamerica Meeting, be amended by written agreement of the Parties, subject to the Interim Order, the Final Order and Applicable Laws, without further notice to or authorization on the part of the Petroamerica Shareholders provided that no such amendment reduces or adversely affects the consideration to be received by a Petroamerica Shareholder without approval by the Petroamerica Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

6.2	Waiver

Petroamerica, on the one hand, and the Purchaser, on the other hand, may:

(a)	extend the time for the performance of any of the obligations or acts of the other;

(b)	waive compliance with any of the other’s agreements or the fulfillment of any conditions to its own obligations contained herein; or

(c)	waive inaccuracies in any of the other’s representations or warranties contained herein or in any document delivered by the other;

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Parties and, unless otherwise provided in the written waiver, will be limited to the specific breach, covenant or condition waived. A Party’s failure or delay in exercising any right under this Agreement shall not operate as a waiver of that right. A single or partial exercise of any right shall not preclude a Party from any other further exercise of that right or the exercise of any other right.

Article 7
TERMINATION

7.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written agreement of the Parties;

(b)	by either Petroamerica or the Purchaser if:

(i)	the Arrangement Resolution has not been passed by the Petroamerica Shareholders at the Petroamerica Meeting in accordance with the Interim Order provided that a Party may not terminate this Agreement pursuant to this Section 7.1(b)(i) if the failure to so pass the Arrangement Resolution has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)	after the date of this Agreement, any Applicable Laws is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins Petroamerica or the Purchaser from consummating the Arrangement, and such Applicable Laws has become final and non-appealable; or

(iii)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.1(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement.

(c)	by the Purchaser if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Petroamerica under this Agreement occurs that would cause any condition in Section 5.1 or Section 5.2 not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 5.4(c); provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 5.1 or 5.3 not to be satisfied;

(ii)	if any of the events described in paragraphs (A) through (F) below occurs:

(A)	the Petroamerica Board or any committee of the Petroamerica Board fails to unanimously (excluding directors who have recused themselves as described in Section 2.5) recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) within three Business Days after having been requested in writing by the Purchaser to do so, the Petroamerica Board Recommendation, or takes no position or a neutral position with respect to an Acquisition Proposal in respect of Petroamerica for more than three Business Days after first learning of an Acquisition Proposal (unless the Purchaser is then in material breach of its obligation hereunder and such failure, withdrawal, amendment, modification or qualification relates to such breach);

(B)	the Petroamerica Board or any committee of the Petroamerica Board accepts, approves, endorses or recommends to the Petroamerica Shareholders, an Acquisition Proposal or recommends that the Petroamerica Shareholders deposit their Petroamerica Shares under, vote in favour of, or otherwise accept an Acquisition Proposal;

(C)	Petroamerica enters into an agreement (other than a confidentiality agreement permitted by and in accordance with Section 3.4(d)(vi)(D)) with respect to an Acquisition Proposal;

(D)	Petroamerica wilfully or intentionally breaches Section 3.4(d) in any respect; or

(E)	resolves or proposes to take any of the foregoing actions;

(iii)	any event occurs as a result of which the conditions set forth in Section 5.2(c) or Section 5.2(k) are not capable of being satisfied by the Outside Date; or

(iv)	after the date of this Agreement there has occurred a Material Adverse Change in respect of Petroamerica.

(d)	by Petroamerica if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 5.1 or Section 5.3 not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 5.4(c); provided that Petroamerica is not then in breach of this Agreement so as to cause any condition in Section 5.1 or Section 5.2 not to be satisfied;

(ii)	prior to the approval by the Petroamerica Shareholders of the Arrangement Resolution, the Petroamerica Board authorizes Petroamerica to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 3.4(d)(vi)(D)) with respect to a Superior Proposal, provided Petroamerica is then in compliance with Section 3.4 and that prior to or concurrent with such termination Petroamerica pays the Termination Fee in accordance with Section 7.2; or

(iii)	after the date of this Agreement there has occurred a Material Adverse Change in respect of the Purchaser.

7.2	Termination Fee

(a)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, Petroamerica will pay the Purchaser the Termination Fee in accordance with Section 7.2(c).

(b)	For the purposes of this Agreement, “Termination Fee” means $5 million, less the amount of any non-resident withholding required by Applicable Law relating to Taxes which is concurrently remitted by Petroamerica to the relevant Governmental Authority, and “Termination Fee Event” means the termination of this Agreement:

(i)	by the Purchaser, pursuant to Section 7.1(c)(ii);

(ii)	by Petroamerica, pursuant to Section 7.1(d)(ii);

(iii)	by Petroamerica or the Purchaser pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) if, prior to such termination, an Acquisition Proposal in respect of Petroamerica is made or publicly announced by any Person other than the Purchaser or any of its Affiliates and within 180 days following the date of such termination: (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in this clause above) is consummated, in respect of Petroamerica; or (B) Petroamerica or one or more of its subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal;

(iv)	by the Purchaser pursuant to Section 7.1(c)(i) in the case of a breach of any representation or warranty under this Agreement; or

(v)	by the Purchaser pursuant to Section 7.1(c)(i) due to failure to perform any covenant by Petroamerica under this Agreement that: (A) individually or in the aggregate, causes or would reasonably be expected to cause a Material Adverse Effect in respect of Petroamerica; or (B) was wilful and intentional.

(c)	The Termination Fee shall be paid by Petroamerica to the Purchaser as follows, by wire transfer of immediately available funds, if a Termination Fee Event occurs due to:

(i)	a termination of this Agreement described in Section 7.2(b)(i), Section 7.2(b)(iv) or Section 7.2(b)(v), within two Business Days of the occurrence of such Termination Fee Event;

(ii)	a termination of this Agreement described in Section 7.2(b)(ii), prior to or simultaneously with the occurrence of such Termination Fee Event; and

(iii)	a termination of this Agreement described in Section 7.2(b)(iii) on or prior to the earlier of the consummation of the Acquisition Proposal or the entering into of the contract referred to in Section 7.2(b)(iii).

(d)	For the purposes of this Agreement, “Reverse Termination Fee” means $5 million, less the amount of any non-resident withholding required by Applicable Law relating to Taxes which is concurrently remitted by the Purchaser to the relevant Governmental Authority, and “Reverse Termination Fee Event” means the termination of this Agreement:

(i)	by Petroamerica pursuant to Section 7.1(d)(i) in the case of a breach of any representation or warranty under this Agreement; or

(ii)	by Petroamerica pursuant to Section 7.1(d)(i) due to the failure to perform any covenant by the Purchaser under this Agreement that: (A) individually or in the aggregate, causes or would reasonably be expected to cause a Material Adverse Effect in respect of the Purchaser; or (B) was wilful and intentional.

(e)	The Reverse Termination Fee shall be paid by the Purchaser to Petroamerica as follows, by wire transfer of immediately available funds, if a Reverse Termination Fee Event occurs due to a termination of this Agreement described in, Section 7.2(d)(i) or Section 7.2(d)(ii), within two Business Days of the occurrence of such Reverse Termination Fee Event.

(f)	Each Party acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in this Section 7.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Purchaser or Petroamerica, as the case may be, will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. The Purchaser or Petroamerica, as the case may be, irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Each Party agrees that, except in the case of intentional breach or fraud, the payment of the Termination Fee or the Reverse Termination Fee, as applicable, in the manner provided in this Section 7.2 is the sole monetary remedy of such Party in respect of the event giving rise to such payment. The Termination Fee or the Reverse Termination Fee shall only be payable once by the applicable Party. The Parties shall also have the right to injunctive and other equitable relief in accordance with Section 9.8 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement.

7.3	Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no further force or effect without liability of any Party (or any Representative of such Party) to any other Party to this Agreement, except with respect to the obligations set forth in or as otherwise specified in Sections 1.5, 3.8, 7.1, 7.2, 7.3, 8.1, 9.1, 9.2, 9.3, 9.4, 9.6 and 9.7 each Party’s obligations under the Petroamerica Confidentiality Agreement and the Purchaser Confidentiality Agreement, which shall both survive such termination, and provided further that no Party shall be relieved of any liability for any wilful and material breach by it of this Agreement.

Article 8
NOTICES

8.1	Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by facsimile or email transmission and in the case of:

(a)	The Purchaser, addressed to:

Gran Tierra Energy Inc.
Suite 300, 625 – 11 Avenue SW
Calgary, AB T2R 0E1

Attention:	President and Chief Executive Officer
Facsimile:	(403) 265-3242
Email:	garyguidry@grantierra.com

with a copy to (which shall not constitute notice):

Gran Tierra Energy Inc.
Suite 300, 625 – 11 Avenue SW
Calgary, AB T2R 0E1

Attention:	David Hardy
Facsimile:	(403) 265-3242
Email:	davidhardy@grantierra.com

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP
888 – 3rd Street SW
Suite 4300, Bankers Hall West Tower
Calgary, AB T2P 5C5

Attention:	Christopher Nixon
Facsimile:	(403) 260-9034
Email:	cnixon@stikeman.com

(b)	Petroamerica, addressed to:

Petroamerica Oil Corp.
200, 903 – 8th Avenue SW
Calgary, Alberta T2P 0P7

Attention:	President and Chief Executive Officer
Facsimile:	(403) 237-9738
Email:	rgillcrist@pta-oil.com

with a copy to (which shall not constitute notice):

Dentons Canada LLP
15th Floor, Bankers Court
850 – 2nd Street SW
Calgary, AB T2P 0R8

Attention:	Adrienne O’Reilly
Facsimile:	(403) 268-3100
Email:	Adrienne.oreilly@dentons.com

or such other address as the Parties may, from time to time, advise to the other Party hereto by notice in writing. The date or time of receipt of any such notice shall be deemed to be the date of delivery or the time such facsimile or email transmission is received.

Article 9
GENERAL

9.1	Assignment and Enurement

This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement may not be assigned by the Purchaser without the prior consent of Petroamerica, except that the Purchaser may assign all or a portion of its rights under this Agreement to any subsidiary of the Purchaser, but no assignment shall relieve the Purchaser of any of its obligations hereunder. This Agreement may not be assigned by Petroamerica without the prior consent of the Purchaser.

9.2	Costs

Except as contemplated herein, each Party covenants and agrees to bear its own fees, costs and expenses in connection with the transactions contemplated by this Agreement and the Arrangement.

9.3	Severability

If any term or provision of this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining terms and provisions contained herein shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.4	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.5	Time of Essence

Time shall be of the essence of this Agreement.

9.6	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

9.7	Third Party Beneficiaries

The provisions of Sections 2.3(e), 2.3(f), 2.9(b) and 2.11 are: (i) intended for the benefit of all present and former directors, officers and employees of Petroamerica and the Purchaser and their respective subsidiaries, as the case may be, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and the Purchaser or Petroamerica, as the case may be, shall hold the rights and benefits of Sections 2.3(e), 2.3(f), 2.9(b) and 2.11 in trust for and on behalf of the Third Party Beneficiaries and the Purchaser or Petroamerica, as the case may be, hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

9.8	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, before the termination of this Agreement pursuant to Section 7.1, the Parties shall be entitled to equitable relief, including specific performance and injunctive relief, to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement, any requirement for the security or posting of a bond in connection with obtaining such relief being hereby waived. The rights in this Section 9.8 are this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

9.9	Counterparts

This Agreement may be executed in two or more counterparts and, each of which shall be deemed an original, and all of which together constitute one and the same instrument. The Parties shall be entitled to rely upon the delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic document shall be legally effective to create a valid and binding agreement between the Parties.

9.10	Survival

The representations and warranties contained herein shall terminate on, and may not be relied upon, by either Party after the Effective Time.

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IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first above written by their respective officers thereunto duly authorized.

GRAN TIERRA ENERGY INC.

Per	/s/Gary S. Guidry

Per

PETROAMERICA OIL CORP.

Per	/s/Ralph Gillcrist

Per	/s/Colin Wagner

SCHEDULE A
PLAN OF ARRANGEMENT

Plan of Arrangement under Section 193
of the
Business Corporations Act (Alberta)

Article 1
INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:

(a)	“ABCA” means the Business Corporations Act R.S.A. 2000, c.B-9, as from time to time amended or re-enacted, including the regulations promulgated thereunder.

(b)	“Adjusted Maximum Case Cash Consideration” has the meaning given to it in Section 3.1(g).

(c)	“Arrangement” means the arrangement pursuant to Section 193 of the ABCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of this Plan of Arrangement or made at the direction of the Court in the Final Order.

(d)	“Arrangement Agreement” means the arrangement agreement dated November 12, 2015, between the Purchaser and Petroamerica with respect to the Arrangement and all amendments thereto.

(e)	“Arrangement Resolution” means the special resolution to approve the Arrangement to be considered by Petroamerica Shareholders at the Petroamerica Meeting.

(f)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Section 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement.

(g)	“Business Day” means any day, other than Saturday, Sunday or a statutory holiday in the Province of Alberta.

(h)	“Cash Consideration” has the meaning given to it in Section 3.1(e)(ii).

(i)	“Certificate” means the certificate or proof of filing to be issued by the Registrar pursuant to Section 193(11) or Section 193(12) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement.

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(j)	“Circular” means the notice of the Petroamerica Meeting and the accompanying management proxy circular and proxy statement to be sent by Petroamerica to the Petroamerica Shareholders in connection with the Petroamerica Meeting, together with all appendices, schedules and exhibits thereto and any financial statements contained therein, and any amendments or supplements thereto.

(k)	“Court” means the Court of Queen’s Bench of Alberta.

(l)	“Depositary” means Computershare Trust Company of Canada or such other person that may be appointed by the Purchaser for the purpose of receiving deposits of certificates formerly representing Petroamerica Shares, with the approval of Petroamerica, acting reasonably.

(m)	“Dissent Rights” means the right of a registered Petroamerica Shareholder to dissent to the Arrangement Resolution and to be paid the fair value of the Petroamerica Shares in respect of which such holder dissents, all in accordance with section 191 of the ABCA as modified by this Plan of Arrangement and the Interim Order.

(n)	“Dissenting Shareholders” means registered Petroamerica Shareholders who have duly and validly exercised their Dissent Rights in strict compliance with the terms thereof and who have not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who are ultimately determined to be entitled to be paid the fair value for their Petroamerica Shares.

(o)	“Effective Date” means the date the Arrangement becomes effective under the ABCA, being the date shown on the Certificate.

(p)	“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date.

(q)	“Election Deadline” means 5:00 p.m. (local time at the place of deposit) on the third Business Day immediately preceding the day of the Petroamerica Meeting or, if such meeting is adjourned, such time on the third Business Day immediately prior to the date of such adjourned meeting.

(r)	“Encumbrance” means any mortgage, pledge, assignment for security, charge, lien, security interest, guarantee or other encumbrance or collateral securing the payment obligations of any person, and any agreement, right, privilege, or arrangement (whether by law, contract or otherwise) capable of becoming any of the foregoing.

(s)	“Exchange Ratio” means 0.40 of a Purchaser Share per Petroamerica Share.

(t)	“Final Order” means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

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(u)	“Former Petroamerica Shareholder” means a registered Petroamerica Shareholder immediately prior to the Effective Time or any person who surrenders to the Depositary certificates representing Petroamerica Shares duly endorsed for transfer in accordance with the provisions set forth in the Letter of Transmittal and Election Form, in each case other than a Dissenting Shareholder.

(v)	“Governmental Authority” means: (i) any international, multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agency, agent or authority of any of the foregoing; (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange (including the TSXV, the TSX and the NYSE MKT).

(w)	“Interim Order” means the interim order of the Court pursuant to Section 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the calling and the holding of the Petroamerica Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

(x)	“Letter of Transmittal and Election Form” means the Letter of Transmittal and Election Form forwarded to Petroamerica Shareholders pursuant to which Petroamerica Shareholders may deliver certificates representing Petroamerica Shares and may elect to receive, on completion of the Arrangement, cash or Purchaser Shares (or a combination of cash and Purchaser Shares) in exchange for their Petroamerica Shares, subject in each case to proration as set forth in Section 3.1(e) hereof.

(y)	“Maximum Cash Consideration” has the meaning given to it in Section 3.1(g).

(z)	“NYSE MKT” means NYSE MKT LLC.

(aa)	“Option Consideration” means, in respect of each Petroamerica Option, means the amount payable in cash pursuant to the termination and surrender of Petroamerica Options pursuant to the Plan of Arrangement, being an amount equal to the product of: (i) the excess of the greater of (A) the Cash Consideration and (B) the five day volume weighted average trading price of the Petroamerica Shares on the TSXV for the period ending on the second Business Day before the Effective Date over the exercise price of such Petroamerica Option; and (ii) the number of Petroamerica Shares into which such Petroamerica Option is exercisable; provided that in the event the foregoing calculation would result in a product less than $0.01, the Option Consideration in respect of such Petroamerica Option shall be deemed to be $0.01.

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(bb)	“Parties” means Petroamerica and the Purchaser; and “Party” means either one of them.

(cc)	“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status.

(dd)	“Petroamerica” means Petroamerica Oil Corp., a corporation incorporated under the ABCA.

(ee)	“Petroamerica CVRs” means the 4,000,000 contingent value rights issued on March 31, 2009 for a term of 10 years as subsequently assumed by Petroamerica.

(ff)	“Petroamerica Meeting” means the special meeting of Petroamerica Shareholders to consider, among other things, the Arrangement Resolution and related matters, and any adjournment thereof.

(gg)	“Petroamerica Option Plan” means the incentive stock option plan of Petroamerica adopted by the Petroamerica board of directors and approved by the Petroamerica Shareholders on November 17, 2009.

(hh)	“Petroamerica Options” means incentive stock options to purchase Petroamerica Shares issued pursuant to the Petroamerica Option Plan, whether vested or unvested.

(ii)	“Petroamerica SARs” means stock appreciation rights issued pursuant to the Petroamerica SAR Plan.

(jj)	“Petroamerica SAR Plan” means the Phantom Stock Appreciation Rights Plan (2013) plan of Petroamerica adopted by the Petroamerica board of directors on October 3, 2013.

(kk)	“Petroamerica Shareholders” means the registered or beneficial holders of the Petroamerica Shares, as the context requires.

(ll)	“Petroamerica Shareholder Rights Plan” means Petroamerica’s shareholder rights plan agreement dated September 14, 2011, as amended and restated on November 26, 2014.

(mm)	“Petroamerica Shares” means the common shares in the share capital of Petroamerica.

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(nn)	“Plan of Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Plan of Arrangement as amended or supplemented from time to time in accordance with the terms hereof, the Arrangement Agreement or at the direction of the Court in the Final Order, and not to any particular article, section or other portion hereof.

(oo)	“Purchaser” means Gran Tierra Energy Inc., a corporation incorporated under the laws of the State of Nevada.

(pp)	“Purchaser Shares” means the shares of common stock in the share capital of the Purchaser.

(qq)	“Registrar” means the Registrar of Corporations duly appointed under Section 263 of the ABCA.

(rr)	“SAR Consideration”, in respect of each Petroamerica SAR, means the amount payable in cash pursuant to the termination and surrender of Petroamerica SARs pursuant to the Plan of Arrangement, being an amount equal to the product of: (i) the excess of the greater of (A) the Cash Consideration and (B) the five day volume weighted average trading price of the Petroamerica Shares on the TSXV for the period ending on the second Business Day before the Effective Date over the exercise price of such Petroamerica SAR; and (ii) the number of Petroamerica Shares that are covered by such Petroamerica SAR; provided that in the event the foregoing calculation would result in a product less than $0.01, the SAR Consideration in respect of such Petroamerica SAR shall be deemed to be $0.01.

(ss)	“Share Consideration” has the meaning given to it in Section 3.1(c)(i).

(tt)	“TSX” means the Toronto Stock Exchange.

(uu)	“TSXV” means the TSX Venture Exchange.

1.2	The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3	Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

1.5	In the event that the date on which any action is required to be taken hereunder by any of the Parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

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1.6	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect prior to the Effective Time.

1.7	Time shall be of the essence in every matter or action contemplated hereunder.

1.8	References to currency are to lawful money of Canada.

Article 2
ARRANGEMENT AGREEMENT

2.1	This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2	This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate will become effective at the Effective Time and be binding on: (a) the Petroamerica Shareholders; (b) the holders of the Petroamerica Options; (c) the holders of the Petroamerica SARs; (d) the holders of the Petroamerica CVRs; (e) the Purchaser; and (f) Petroamerica.

2.3	The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to the Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

2.4	Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any party or person until the Effective Time.

Article 3
ARRANGEMENT

3.1	Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)	the Petroamerica Shareholder Rights Plan shall terminate and cease to have any further force or effect and all rights issued pursuant to the Petroamerica Shareholder Rights Plan shall be cancelled without any payment in respect thereof;

(b)	notwithstanding the terms of the Petroamerica Option Plan or the Petroamerica Options, each Petroamerica Option shall be transferred and surrendered by the holders thereof to Petroamerica in exchange for the Option Consideration for each such Petroamerica Option. Each such Petroamerica Option surrendered and all option agreement(s) related thereto shall be cancelled and terminated and the holder thereof shall thereafter only have the right to receive the Option Consideration (and, for greater certainty, Petroamerica shall be entitled to withhold or deduct any amounts in accordance with Article 6). The Petroamerica Option Plan shall thereafter by terminated and be of no further force and effect;

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(c)	notwithstanding the terms of the Petroamerica SAR Plan or the Petroamerica SARs, each Petroamerica SAR shall be transferred and surrendered by the holders thereof to Petroamerica in exchange for the SAR Consideration for each such Petroamerica SAR. Each such Petroamerica SAR surrendered and all Petroamerica SAR agreement(s) related thereto shall be cancelled and terminated and the holder thereof shall thereafter only have the right to receive the SAR Consideration (and, for greater certainty, Petroamerica shall be entitled to withhold or deduct any amounts in accordance with Article 6). The Petroamerica SAR Plan shall thereafter by terminated and be of no further force and effect;

(d)	the Petroamerica Shares held by Dissenting Shareholders shall, as of the Effective Time, be deemed to have been transferred to the Purchaser (free and clear of any Encumbrances) in consideration for a debt claim against the Purchaser in accordance with Article 4, and, as of the Effective Time, such Dissenting Shareholders shall cease to be the holders thereof or have any rights as Petroamerica Shareholders and shall only be entitled to be paid by the Purchaser the fair value of their Petroamerica Shares in accordance with Article 4;

(e)	subject to Section 3.1(g), Section 3.3 and Section 3.4, each outstanding Petroamerica Share shall be transferred to, and acquired by, the Purchaser (free and clear of any Encumbrances) in accordance with the election, or deemed election, of the holder of such Petroamerica Share, in exchange for the following:

(i)	0.40 of a Purchaser Share (the “Share Consideration”); or

(ii)	cash in the amount of $1.33 (the “Cash Consideration”);

(f)	the Purchaser shall assume all rights and obligations of Petroamerica relating to the Petroamerica CVRs and the consideration to be received by the holders of Petroamerica CVRs upon exercise thereof shall be Purchaser Shares based upon the Exchange Ratio per Petroamerica Share that would otherwise have been issuable under such Petroamerica CVRs, subject to subsequent adjustment in accordance with the terms of the Petroamerica CVRs;

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(g)	the Purchaser shall not be obligated to pay more than $101,301,755 in cash in the aggregate (the “Maximum Cash Consideration”) in exchange for the Petroamerica Shares (other than the Petroamerica Shares held by Dissenting Shareholders) and, for greater clarity, if, but for this Section 3.1(g), holders of Petroamerica Shares elect to receive (or are deemed to have elected to receive) Cash Consideration that in the aggregate exceeds the Maximum Cash Consideration, then each holder of Petroamerica Shares that has elected to receive (or is deemed to have elected to receive) the Cash Consideration, in whole or in part, will receive cash in an amount equal to the result obtained when the Maximum Cash Consideration is multiplied by a fraction the numerator of which is the Cash Consideration requested by such holder (or deemed to have been requested by such holder) and the denominator of which is the aggregate Cash Consideration requested by all holders (or deemed to have been requested by all such holders) of Petroamerica Shares (the “Adjusted Maximum Case Cash Consideration”), and each such holder of Petroamerica Shares will thereby be deemed to have elected to: (i) exchange the pro rata number (rounded down to the nearest whole number) of the holder’s Petroamerica Shares for the Adjusted Maximum Case Cash Consideration; and (ii) exchange the remainder of their Petroamerica Shares for that number of Purchaser Shares so determined at the Exchange Ratio.

3.2	With respect to each Former Petroamerica Shareholder at the Effective Time, upon the exchange of Petroamerica Shares for the consideration pursuant to Section 3.1(e):

(a)	such Former Petroamerica Shareholder shall, if receiving Share Consideration, be added to the register of holders of the Purchaser Shares and be entitled to the consideration payable to it pursuant to Section 3.1(e), as modified by Section 3.1(g);

(b)	such Former Petroamerica Shareholder shall cease to be a holder of the Petroamerica Shares so exchanged and the name of such Former Petroamerica Shareholder shall be removed from the register of Petroamerica Shareholders maintained by or on behalf of Petroamerica as it relates to the Petroamerica Shares so exchanged; and

(c)	the Purchaser shall become the holder of the Petroamerica Shares so exchanged and shall be added to the register of Petroamerica Shareholders maintained by or on behalf of Petroamerica.

3.3	With respect to the exchange of Petroamerica Shares effected pursuant to Section 3.1(e):

(a)	Petroamerica Shareholders may elect to receive in respect of each Petroamerica Share exchanged the Share Consideration, the Cash Consideration or a combination of the Share Consideration and the Cash Consideration, subject to Section 3.1(g);

(b)	such elections as provided for in Section 3.3(a) shall be made by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Petroamerica Shareholder’s election, together with any certificates representing such Petroamerica Shareholder’s Petroamerica Shares; and

(c)	any Petroamerica Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.3(b) shall be deemed to have elected to receive the Cash Consideration as to all of such holder’s Petroamerica Shares.

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3.4	Each Petroamerica Shareholder who receives a combination of Purchaser Shares and cash in exchange for Petroamerica Shares as a result of elections made under Section 3.1(e), elections deemed to have been made under Section 3.3(c) or as a result of the Maximum Cash Consideration being exceeded as set forth in Section 3.1(g) shall be deemed for the purposes of the Tax Act and otherwise to receive only Purchaser Shares for the pro rata number of Petroamerica Shares so exchanged at the Exchange Ratio and only Cash Consideration for the remaining number of Petroamerica Shares so exchanged at the amount per Petroamerica Share set forth in Section 3.1(e)(ii).

Article 4
DISSENTING SHAREHOLDERS

4.1	Each registered Petroamerica Shareholder shall be entitled to exercise the Dissent Rights in strict compliance with Section 191 of the ABCA as modified by this Plan of Arrangement and the Interim Order. A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a Petroamerica Shareholder and shall only be entitled to be paid the fair value of the Dissenting Shareholder’s Petroamerica Shares by the Purchaser (as a debt claim owing by the Purchaser) and shall be deemed to have transferred its Petroamerica Shares to the Purchaser in accordance with Section 3.1(d). A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the Dissenting Shareholder’s Petroamerica Shares shall be deemed to be a Former Petroamerica Shareholder and to have participated in the Arrangement on the same basis as a non-dissenting Petroamerica Shareholder in accordance with Section 3.1(e). In either case, neither Petroamerica nor the Purchaser shall be required to recognize such holders as holders of Petroamerica Shares after the Effective Time and the name of such holder shall be removed from the register of Petroamerica Shares as at the Effective Time. The fair value of the Petroamerica Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Petroamerica Shareholders at the Petroamerica Meeting. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted or has instructed a proxyholder to vote their Petroamerica Shares in favour of the Arrangement shall be entitled to exercise Dissent Rights.

Article 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1	At or before the Effective Time, the Purchaser will deposit or cause to be deposited with the Depositary for the benefit of the Former Petroamerica Shareholders: (a) one or more certificates representing the Purchaser Shares required to be delivered to the Former Petroamerica Shareholders pursuant to Section 3.1(e)(i), as modified by Section 3.1(g) and Section 3.3(c); and (b) a wire transfer in an amount equal to the aggregate amount of cash that the Former Petroamerica Shareholders are entitled to receive for their Petroamerica Shares pursuant to Section 3.1(e)(ii), as modified by Section 3.1(g) and Section 3.3(c), plus the aggregate amount of cash that former holders of Petroamerica Options and Petroamerica SARs are entitled to receive pursuant to Section 3.1(b) and Section 3.1(c) respectively, in each case in accordance with the terms of the Arrangement.

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5.2	From and after the Effective Time: (a) certificates formerly representing Petroamerica Shares held by Former Petroamerica Shareholders shall represent only the right to receive the consideration to which the Former Petroamerica Shareholders are entitled under this Plan of Arrangement pursuant to Section 3.1(e) , as modified by Section 3.1(g) and Section 3.3(c), and any dividends or distributions thereon pursuant to Section 5.5; and (b) the certificates formerly representing Petroamerica Shares held by Dissenting Shareholders shall represent only the right to receive the fair value of the Petroamerica Shares represented by such certificates; in each case subject to compliance with the requirements set forth in this Article 5.

5.3	The Purchaser shall, as soon as practicable following the later of the Effective Date and the date of deposit by a Former Petroamerica Shareholder of a duly completed Letter of Transmittal and Election Form and the certificates representing applicable Petroamerica Shares, and such additional documents and instruments as the Depositary may reasonably require, either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such Former Petroamerica Shareholder at the address specified in the Letter of Transmittal and Election Form; or

(b)	if requested by such Former Petroamerica Shareholder in the Letter of Transmittal and Election Form, make available or cause to be made available at the offices of the Depositary for pickup by such Former Petroamerica Shareholder, certificates representing the number of Purchaser Shares issued to such Former Petroamerica Shareholder under the Arrangement (together with any dividends or distributions thereon pursuant to Section 5.5) and/or a certified cheque in the amount payable to such Former Petroamerica Shareholder pursuant to the Arrangement.

5.4	If any certificate which immediately prior to the Effective Time represented an interest in outstanding Petroamerica Shares that were exchanged pursuant to Section 3.1(e) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the Former Petroamerica Shareholder is entitled pursuant to this Plan of Arrangement (and any dividends or distributions thereon). The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Purchaser and Petroamerica and their respective transfer agents, which bond shall be in form and substance satisfactory to each of the Purchaser and Petroamerica and their respective transfer agents, or shall otherwise indemnify the Purchaser and Petroamerica and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

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5.5	All dividends or other distributions made with respect to any Purchaser Shares allotted and issued pursuant to Section 3.1(e) of the Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. Subject to Section 5.6, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after the applicable Former Petroamerica Shareholder has complied with the requirements in Section 5.3 and become a registered holder (as applicable) and application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions to which such holder is entitled (without interest), net of applicable withholding and other taxes.

5.6	Any certificate formerly representing Petroamerica Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the last Business Day prior to the third anniversary of the Effective Date, or such shorter or longer period required under any applicable law, shall cease to represent a right or claim of any kind or nature including the right of the Former Petroamerica Shareholder to receive Purchaser Shares (and any dividends and other distributions thereon) or cash and the right of the Former Petroamerica Shareholder to receive Purchaser Shares or cash shall be deemed to have been surrendered to the Purchaser. In such case, such Purchaser Shares (together with all dividends and other distributions thereon) or cash shall be returned to the Purchaser for cancellation and any dividends or other distributions in respect of Purchaser Shares shall be returned to the Purchaser.

5.7	No certificates representing fractional Purchaser Shares shall be issued under this Plan of Arrangement. In lieu of any fractional Purchaser Share, each Former Petroamerica Shareholder otherwise entitled to a fractional interest in a Purchaser Share will receive the nearest whole number of Purchaser Shares (with fractions equal to or greater than 0.5 being rounded up).

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Article 6
WITHHOLDINGS AND TAX ELECTIONS

6.1	The Purchaser, Petroamerica and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any Petroamerica Shareholder or holder of Petroamerica Options or Petroamerica SARs and, for greater certainty, from any amount payable to any Dissenting Shareholder, as the case may be, under this Plan of Arrangement such amounts as the Purchaser is required to deduct and withhold from such consideration in accordance with the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any other provision of any applicable law. Any such amounts will be deducted and withheld from the consideration payable pursuant to this Plan of Arrangement and shall be treated for all purposes as having been paid to the Petroamerica Shareholder or holder of Petroamerica Options or Petroamerica SARs in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority in accordance with applicable law. In connection with any amount required to be withheld pursuant to this Plan of Arrangement, the Purchaser may direct the Depositary to withhold the number of Purchaser Shares that may otherwise be paid to such Petroamerica Shareholder under this Plan of Arrangement and to sell such shares on the TSX or NYSE MKT for cash proceeds to be used for such withholdings, subject to applicable laws. Each Petroamerica Shareholder shall be deemed to have granted an irrevocable power of attorney to effect the sale of the applicable Purchaser Shares.

Article 7
AMENDMENTS

7.1	The Purchaser and Petroamerica may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (a) set out in writing; (b) approved by both Parties; (c) filed with the Court and, if made following the Petroamerica Meeting, approved by the Court; and (d) communicated to Petroamerica Shareholders, if and as required by the Court.

7.2	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Purchaser or Petroamerica at any time prior to or at the Petroamerica Meeting (provided that the other party shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Petroamerica Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

7.3	Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Petroamerica Meeting shall be effective only: (a) if it is consented to by Petroamerica and the Purchaser (each acting reasonably); and (b) if required by the Court or applicable law, it is consented to by the Petroamerica Shareholders.

7.4	Any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by the Purchaser following the Effective Time, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Former Petroamerica Shareholder or other Petroamerica Shareholder.

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Article 8
FURTHER ASSURANCES

8.1	Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

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SCHEDULE B
ARRANGEMENT RESOLUTION

RESOLUTION OF THE SHAREHOLDERS OF
PETROAMERICA OIL CORP. (“Petroamerica”)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)	The arrangement (as it may be modified or amended, the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) involving Petroamerica and its securityholders, all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the “Plan of Arrangement”) attached as Appendix ● to the Management Information Circular of Petroamerica dated ●, 2015, is hereby authorized, approved and agreed to.

(b)	The Arrangement Agreement dated as of ●, 2015 between Petroamerica and Gran Tierra Energy Inc. as it may be modified or amended from time to time (the “Arrangement Agreement”), the actions of the directors of Petroamerica in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of Petroamerica in executing and delivering the Arrangement Agreement and causing the performance by Petroamerica of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

(c)	Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders of Petroamerica or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of Petroamerica are hereby authorized and empowered without further approval of any shareholders of Petroamerica: (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

(d)	Petroamerica be and is hereby authorized to apply for the final order from the Court of Queen’s Bench of Alberta to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

(e)	Any one director or officer of Petroamerica is hereby authorized, empowered and instructed, acting for, in the name and on behalf of Petroamerica, to execute or cause to be executed, under the seal of Petroamerica or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

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